Exhibit 2.2

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of October 13, 2017

by and among

AMERIPRIDE SERVICES INC.,

ARAMARK,

TIMBERWOLF ACQUISITION CORPORATION

and

BRUCE M. STEINER, AS STOCKHOLDER REPRESENTATIVE

i

ii

LIST OF EXHIBITS

Exhibit 1.1(a)	Closing Date Net Working Capital
Exhibit 1.1(b)	Allocation of the Closing Date Company Payment Amount among the Closing Date Company Payment Recipients
Exhibit 1.1(c)	Form of Escrow Agreement
Exhibit 1.1(d)	Form of Restrictive Covenants Agreement
Exhibit 2.3(i)	Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit 2.3(ii)	Amended and Restated Bylaws of the Surviving Corporation

LIST OF ANNEXES

Annex A	Applicable Stockholders
Annex B	Purchase Price Allocation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 13, 2017, is made and entered into by and among AMERIPRIDE SERVICES, INC., a Delaware corporation (the “Company”), ARAMARK, a Delaware corporation (the “Purchaser”), TIMBERWOLF ACQUISITION CORPORATION, a Delaware corporation (“Merger Sub”), and BRUCE M. STEINER, a resident of Minnesota, solely in his capacity as the Stockholder Representative (as defined in Section 10.15(a)) hereunder. The Purchaser, Merger Sub, the Company and the Stockholder Representative are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Parties propose that Merger Sub, a wholly owned subsidiary of the Purchaser, will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of the Purchaser;

WHEREAS, the boards of directors of the Company, the Purchaser and Merger Sub have each unanimously (a) determined that it is in the best interests of their respective stockholders for the Purchaser to acquire the Company on the terms and subject to the conditions set forth herein, (b) approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby and (c) adopted this Agreement and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, pursuant to a consent of stockholders in lieu of meeting dated as of October 13, 2017 (the “Written Action”), holders of more than fifty-five percent (55.0%) of the issued and outstanding shares of Voting Common Stock (as defined in Section 1.1) have adopted this Agreement and approved the transactions contemplated hereby, effective immediately upon the execution of this Agreement by all of the Parties; and

WHEREAS, holders of more than fifty-five percent (55.0%) of the issued and outstanding shares of Voting Common Stock have duly executed, and delivered to the Purchaser, a voting and support agreement relating to the Merger.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1. Definitions. The following terms, as used herein, have the following meanings:

“2017 Capital Expenditures” means the capital expenditures (including expenditures relating to capital leases) of the Company and its Subsidiaries for the year ending December 31, 2017 and incurred prior to the Closing.

“Action” will mean any civil, criminal, administrative or other similar proceeding, litigation, audit, arbitration, action, suit, review, examination, inquiry, hearing, demand, claim or similar action (whether at Law or in equity).

“Adjustment Escrow Amount” means Five Million Dollars ($5,000,000).

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person.

“Annual Financial Statements” means the audited consolidated balance sheets of the Company as of December 31, 2016, 2015 and 2014 and the audited consolidated statements of earnings, comprehensive income (loss), stockholders’ equity and cash flows of the Company for the years then ended.

“Antitrust Laws” means the Sherman Act (15.U.S.C. 1 et seq.), the Clayton Act (15 U.S.C. § 12 et seq.), the HSR Act, the Competition Act and the substantive or procedural antitrust or competition Laws of any jurisdiction.

“Applicable Stockholders” means the Stockholders identified on Annex A to Exhibit 1.1(d).

“Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2017, which is included in the Interim Financial Statements.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the State of Minnesota.

“Bylaws” means the Bylaws of the Company dated July 1, 2015.

“Canada Transportation Act” means the Canada Transportation Act, S.C. 1996, c. 10, as amended.

“Canada Transportation Act Clearance” means (i) the Purchaser and the Company shall have given the notice required under Section 53.1 of the Canada Transportation Act with respect to the transactions contemplated by this Agreement; and (ii) the Minister of Transport shall have issued a notice confirming that there are no public interest issues relating to national transportation that require further review under the Canada Transportation Act; or (iii) if the Minister of Transport has initiated a public interest review process, the Governor-in-Council has approved the transactions contemplated by this Agreement.

“Capital Expenditure Deficit” means the amount, if any, by which the 2017 Capital Expenditures is less than $41,000,000.

“Capital Expenditure Surplus” means the amount, if any, by which the 2017 Capital Expenditures is greater than the $51,000,000.

“Cash” means the aggregate amount of cash or cash equivalents (including marketable securities) on hand or held in deposit, checking, money market or other similar accounts by or for the benefit of the Company or any of its wholly owned consolidated Subsidiaries, as determined in accordance with GAAP, provided that Cash shall (a) exclude the aggregate amount of checks or drafts written by the Company or any of its Subsidiaries that remain outstanding, (b) include the amount of checks and drafts received but not yet posted by the Company or any of its Subsidiaries, and (c) exclude any Restricted Cash.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, adopted June 3, 1959, as subsequently amended, supplemented or otherwise modified.

“Change of Control Severance Plans” means the following plans of the Company: the Change of Control Severance Plan for Certain U.S.-Based Director Level Employees effective August 15, 2017; the Change of Control Severance Plan for Certain U.S.-Based Manager Level Employees effective August 15, 2017; and the Change of Control Severance Plan for Certain U.S.-Based Individual Contributor Employees effective August 15, 2017.

“Closing” means the consummation of the transactions contemplated by Article II of this Agreement, as set forth in Article VIII of this Agreement.

“Closing Cash” means Cash as of immediately prior to the Effective Time.

“Closing Date Company Payment Amount” means the amount set forth on the Estimated Closing Statement, which consists of the aggregate amount of payments to be made to the Closing Date Company Payment Recipients, and which shall be distributed on the Closing Date to each Closing Date Company Payment Recipient in the amount set forth opposite each such Closing Date Company Payment Recipient’s name on Exhibit 1.1(b). For the avoidance of doubt, the “Closing Date Company Payment Amount” shall exclude any payment triggered by any post-Closing termination by the Surviving Corporation or any Affiliate thereof of any Person’s employment.

“Closing Date Company Payment Recipients” means the Persons listed on Exhibit 1.1(b), who consist of directors, officers, employees and former officers of, and a consultant to, the Company or its Subsidiaries.

“Closing Date Indebtedness” means all Indebtedness of the Company and any of its Subsidiaries, as of immediately prior to the Effective Time.

“Closing Date Net Working Capital” means the current assets of the Company and its Subsidiaries on a consolidated basis (not including Closing Cash or assets related to income Taxes) less the current liabilities of the Company and its Subsidiaries on a consolidated basis (not including (a) any of the amounts paid pursuant to Section 3.5, (b) the current portion of any amounts included in Closing Date Indebtedness, (c) the Closing Date Company Payment Amounts, (d) the Zamudio Settlement Liability (as defined in Section 4.10(a) of the Disclosure Schedule), or (e) any liabilities related to income Taxes as of immediately prior to the Effective Time, calculated in each case in accordance with GAAP, consistent with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in connection with the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016, and in the format set forth in the sample calculation set forth in Exhibit 1.1(a), which was prepared as if the Closing occurred as of August 31, 2017 (i.e., calculated for the close of business on August 31, 2017). To the extent there is any inconsistency between GAAP and the principles used in the Annual Financial Statements dated December 31, 2016, GAAP (in the manner used in connection with the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016) will prevail.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any and all agreements, understandings, contracts, letters, memorandums of understanding, voluntary recognition agreements, side letters and contractual obligations of any kind, nature and description, oral or written, involving or entered into between the Company and any labor organization, union, employee association, agency or employee committee or plan.

“Common Stock” means Voting Common Stock and Non-Voting Common Stock.

“Company Ancillary Documents” means any agreement or certificate, other than this Agreement, to be executed and delivered by the Company in connection with the transactions contemplated hereby.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained by the Company or any of its Subsidiaries.

“Company Intellectual Property” means any Intellectual Property that is owned by or licensed to the Company or any of its Subsidiaries, including the Company Software.

“Company Licensed Software” means all Software (other than Company Proprietary Software) used by the Company or any of its Subsidiaries.

“Company Proprietary Software” means all Software owned by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by or filed in the name of the Company or any of its Subsidiaries.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Competition Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act.

“Competition Act” means the Competition Act, R.S.C., 1985, c.C-34.

“Competition Act Approval” means (i) Advance Ruling Certificate shall have been issued under subsection 102(1) of the Competition Act and such Advance Ruling Certificate shall not have been rescinded prior to the Closing; (ii) the Purchaser and the Company shall have given the notice required under Section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated in accordance with the Competition Act; or (iii) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act, provided, however, that, in the case of clause (ii) or (iii), the Purchaser has been advised in writing by the Competition Commissioner that, in effect, the Competition Commissioner does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement and such advice has not been rescinded or amended prior to the Closing Date.

“Confidential Information” means any data or information owned by the Company or any of its Subsidiaries (including trade secrets) that is confidential and valuable to the operation of the Company’s or any of its Subsidiaries’ business and not generally known to the public or competitors.

“Contract” means any written or oral contract, agreement, arrangement note, bond, mortgage, lease, sublease, license or other agreement legally binding on a Party or a subsidiary thereof.

“Control,” “Controlled” and “Controlling” mean, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlling Stockholders Notice” means the written notice the Controlling Stockholders are required pursuant to Section 6.2 of the Stockholder Agreement to provide to the Non-Controlling Stockholders in order to exercise the Drag Along Right.

“DGCL” means the Delaware General Corporation Law.

“Deal Communications” means all communications in any form or format whatsoever between or among any of Prior Company Counsel, the Company, the Subsidiaries, the Stockholder Representative and/or any Stockholder, or any of their respective directors, officers, employees or other Representatives regarding the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement.

“Debt Financing Sources” means any entity (other than the Purchaser or any of its Affiliates) that has committed to provide, underwrite or arrange or act as an administrative or facility agent in respect of all or any part of the Debt Financing, including any such entities which are parties to the Debt Financing Commitment Letter (and any replacement or alternative debt financing sources permitted under this Agreement (including entities who become parties thereto by joinder), together with their Affiliates, and its and their respective officers, directors, employees, agents, Representatives, members, managers, general or limited partners, shareholders, controlling persons, successors and assigns.

“Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser and Merger Sub simultaneously with the execution of this Agreement.

“Dissenting Stockholders” means a Stockholder that has not voted his, her or its shares of Common Stock in favor of the Merger and is entitled to demand appraisal rights in the manner provided in Section 262 of the DGCL.

“Drag Along Right” means the right of the Controlling Stockholders pursuant to Section 6.2 of the Stockholder Agreement to require the Non-Controlling Stockholders to participate in an Acquisition Transaction (as defined in Section 6.2 of the Stockholder Agreement).

“Employee Benefit Plan” means (i) any “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) any other severance, salary continuation, employment, retention, termination, change in control, consulting, bonus, incentive, stock option, stock purchase, equity or equity-based, retirement, pension, vacation, disability, medical, dental, vision, life insurance, other health and welfare benefit, supplemental executive retirement, profit sharing, post-retirement compensation or deferred compensation plan, policy, contract, program, fund, agreement or arrangement of any kind, and (iii) any other employee benefit plan, contract, program, fund or arrangements and any trust, escrow, or similar agreement related thereto, whether or not funded, in respect of any present or former employees, directors, officers, stockholders, consultants, or independent contractors of the Company, its Subsidiaries and Affiliates that are sponsored, maintained, contributed or required to be contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any ERISA Affiliates or with respect to which the Company or any ERISA Affiliate is required to make payments, transfers, or contributions or has any current, future or contingent liability.

“Employment Agreement” means any employment contract, change of control agreement, employee retention agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, in respect of any current or former officer, employee or other Persons entitled to receive remuneration for work or services provided to the Company, excluding any such agreements pursuant to which the Company may terminate the employment or services relationship upon not more than ninety (90) days’ notice without material penalty and pursuant to which no severance upon termination of employment or the services relationship is due.

“Enterprise Value” means One Billion Dollars ($1,000,000,000).

“Environmental Laws” means all applicable Laws relating to protection of human health and the environment, including Laws related to (i) the protection of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, ambient air, or employee health and safety, (ii) pollution control, and (iii) Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person at any relevant time considered a single employer with the Company, its Subsidiaries or any of their Affiliates under Section 4001 of ERISA or Section 414 of the Code.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” means the Escrow Agreement among the Purchaser, the Stockholder Representative and the Escrow Agent in substantially the form set forth in Exhibit 1.1(c) to be executed by the parties thereto on the Closing Date.

“Estimated Per Share Merger Consideration” means an amount equal to (a) the Estimated Merger Consideration divided by (b) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock), with such amount rounded to the nearest fourth decimal place.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Closing Statement” means the Proposed Final Closing Statement as finally determined in accordance with Section 3.6(e) of this Agreement.

“Final Shortfall” means the amount, if any, by which the Estimated Merger Consideration exceeds the Merger Consideration as determined pursuant to Section 3.6(e).

“Final Surplus” means the amount, if any, by which the Merger Consideration as determined pursuant to Section 3.6(e) exceeds the Estimated Merger Consideration.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any federal, state, provincial, local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, ministry, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any hazardous, toxic or special waste, hazardous substance, toxic, ignitable, reactive or corrosive substance, petroleum or petroleum-derived substance or waste, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company or any of its Subsidiaries is in any way governed by or capable of giving rise to liability under any Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means any of the following: (a) any indebtedness, whether or not contingent, for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services; (d) any obligations as lessee under leases that have been, or should be, recorded as capitalized leases under GAAP; (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property; (f) any outstanding and fully matured (i.e., not contingent) reimbursement obligations under or with respect to acceptance credit, letters of credit or similar facilities that have been drawn upon by the beneficiary thereof; (g) any obligation with respect to interest rate and currency cap, collar, hedging or swap Contracts; (h) any guarantee of the obligations of any other Person (except for that certain Continuing Guaranty dated June 30, 2010 by the Company to Wells Fargo Bank, N.A. related to the obligations of American Uniform Co. or any intercompany guaranty with respect to Leased Real Property); (i) any guaranty of any of the foregoing; (j) any accrued interest, fees and charges in respect of any of the foregoing; (k) any declared but unpaid dividends; (l) any factored or sold receivable with recourse to the Company; (m) any prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing; (n) to the extent not previously paid or satisfied, the Zamudio Settlement Liability; and (o) the aggregate amount of the Retention Payments, but only in the event and to the extent any such Retention Payments are made after the Closing Date.

“Intellectual Property” means all intellectual property rights, including: (a) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology and technical data, and all documentation to the extent embodying any of the foregoing throughout the world; (c) all works of authorship (whether copyrightable or not), copyrights, moral rights, rights of publicity, rights of privacy, copyright registrations and applications therefor throughout the world; (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all Software; (f) all internet uniform resource locators, domain names, social media user names and accounts, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor throughout the world; and (g) all databases and data collections and all rights therein throughout the world.

“Interim Financial Statements” means the Balance Sheet and the unaudited statements of income and cash flows for the six-month period ended June 30, 2017.

“IP Contracts” means (a) all Contracts to which the Company or any Subsidiary is a party pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company or any Subsidiary (“IP Licenses,” which includes all licenses for Company Licensed Software); (b) all Contracts to which the Company or any Subsidiary is a party pursuant to which the Company or any Subsidiary has licensed or transferred any material Intellectual Property to any third party (excluding customer contracts entered into by the Company or its Subsidiaries in the Ordinary Course and without any material revisions to the form of such contracts as disclosed to Purchaser); or (c) all Contracts that limit, restrict or otherwise impair the ability of the Company or any Subsidiary to use, register, transfer, license or enforce any Intellectual Property owned by the Company or any of its Subsidiaries (including, but not limited to, any agreements entered into in connection with any settlement, co-existence, and/or non-compete arrangement).

“IRS” means the United States Internal Revenue Service.

“Knowledge” (a) with respect to the Company means all facts actually known by any of William B. Evans, Dan Lagermeier, Curt Gray and Mark Kowalski, and (b) with respect to the Purchaser means all facts actually known by any of Eric Foss, Steve Bramlage, Jr., Joseph Delaney and Brad Drummond.

“Laws” means all federal, state, local or foreign law, statutes, rules, codes, regulations, restrictions, common law, ordinances, orders, rule, standard, judgment, decrees, approvals, directives, judgments, injunctions, agency requirement, writs, license, awards and decrees of, or issued by, any Governmental Entity.

“Leased Real Property” means those parcels of real property or portions thereof which the Company or any of its Subsidiaries is the lessee as of the date of this Agreement (together with those fixtures and improvements thereon which are included in the terms of the leases therefor).

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, deeds of trust, liens, pledges, security interests, charges, easements, covenant, or other restriction of matter or encumbrances of any nature whatsoever.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days throughout which (a) the Purchaser shall have all of the Required Information and (b) the conditions set forth in Article VII are satisfied or waived (other than those conditions which by their terms are required to be satisfied or waived at Closing); provided, however, that (x) each of November 22 and November 24, 2017 shall not be included as a Business Day for the purposes of calculating the Marketing Period, and (y) if the Marketing Period has not ended on or prior to December 22, 2017, then the Marketing Period shall commence no earlier than January 3, 2018; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, either (i) KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements included in the Required Information (in which case the Marketing Period shall be deemed to commence when a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by KPMG LLP or another independent public accounting firm reasonably acceptable to the Purchaser) or (ii) the Company determines or is actively contemplating to restate any historical financial statements or financial information included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until (x) such restatement has been completed and the applicable financial statements have been amended or (y) the Company has informed the Purchaser that it has concluded that no restatement shall be required.

“Material Adverse Effect” means any effect, event, development or change that (A) is materially adverse to the assets, properties, operations, business, results of operations and/or financial condition of the Company and its Subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from: (a) changes in conditions in the U.S. or global economy or capital, financial or credit markets generally, including changes in interest or exchange rates, (b) changes in legal, tax, regulatory, political or business conditions that, in any case, affect the geographic regions or industries in which the Company and its Subsidiaries conduct their business, (c) changes in Law or GAAP or the enforcement or authoritative interpretations thereof, (d) the negotiation, execution, announcement, performance or consummation of this Agreement or the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, landlords, tenants, lenders or employees, (e) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (f) earthquakes, hurricanes or other natural disasters, (g) the identity of the Purchaser or its Affiliates or any effect resulting from any statement made by the Purchaser or any of its respective Affiliates concerning the Company, or any employees, customers or suppliers of the Company, or otherwise relating to the transactions contemplated by this Agreement, (h) the failure of the Company or its Subsidiaries to meet any internal projections or forecasts or any change in the credit rating of the Company or its Subsidiaries (provided, however, that the exception in this clause (h) will not prevent or otherwise affect a determination that any effect, event, development or change underlying such failure or decline has resulted in, or contributed to, a Material Adverse Effect), (i) any change in the cost, availability or other terms of any financing necessary for the Purchaser to consummate the transactions contemplated by this Agreement or (j) any action taken by the Company or its Subsidiaries that is expressly required by this Agreement, or at the written request, or with the prior written consent, of the Purchaser; provided, further, that, with respect to clauses (a), (b), (c) and (f) such effect, event, development or change will be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent that such Effect disproportionately adversely affects the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, or (B) prevents, materially delays, materially impairs or has a material adverse effect on the ability of the Company to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated hereby.

“Non-Controlling Stockholder” means any Stockholder who is not a Controlling Stockholder.

“Non-Voting Common Stock” means the Company’s Nonvoting Common Stock, $0.0625 par value per share.

“Off-the-Shelf Software” means Software that (a) is licensed on a non-exclusive basis under “shrink-wrap”, “click-through” or other general commercial terms; (b) is generally commercially available on such commercial terms; and (c) is either (i) licensed for a fee of, or terminable before incurring a fee of, no more than $100,000 in the aggregate or (ii) licensed for annual payments of no more than $25,000 per year.

“Open Source Software” means any Software that contains, or is derived (in whole or in part) from, any Software that is distributed as free Software, open source Software or under similar licensing or distribution models, including Software licensed or distributed under any of the licenses or distribution models identified by the Open Source Initiative at http://www.opensource.org/licenses/alphabetical, or any similar license or distribution model.

“Ordinary Course” means the ordinary course of business consistent with past practice of the Company and its Subsidiaries.

“Pass-Through Tax” means any U.S. federal, state, or local net income Tax or similar Tax (imposed in lieu of net income Tax) imposed on a consolidated, unitary or other flow-through basis with respect to which the taxable net income (or similar measure), that would be attributable to an entity on an individual basis, increases the tax basis in such entity’s equity to the owner(s) of its equity and which is ultimately includable on such basis in a Stockholder Tax Return or for which such entity is not otherwise liable by reason of applicable Law.

“Pass-Through Tax Return” means any Tax Return the primary subject matter of which is a Pass-Through Tax.

“Paying Agent” means such paying agent that Purchaser and Company work in good faith to mutually agree upon to engage and provide such services.

“Paying Agent Agreement” means the Paying Agent Agreement entered into among the Paying Agent, the Purchaser and the Stockholder Representative on the Closing Date.

“Per Share Merger Consideration” means an amount equal to (a) the Merger Consideration divided by (b) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock), with such amount rounded to the nearest fourth decimal place.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or Taxes being contested diligently and in good faith in accordance with applicable local tax contest procedures (including the posting of bonds or other forms of security as may be required by the local taxing authority), (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent or being contested in good faith, (d) Liens incurred in connection with (i) workers’ compensation and (ii) unemployment compensation, not yet delinquent or being contested in good faith, (e) in the case of Real Property, in addition to items (a), (b), (c) and (d), zoning, building or other municipal restrictions, variances, recorded covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use or occupancy of the affected parcel by the Company or any of its Subsidiaries, or require the expenditure of material amounts to effect compliance, or as to Owned Real Property, render title to any of the Owned Real Property unmarketable, (f) Liens securing the Closing Date Indebtedness (which Liens, other than Liens relating to the Company’s capital leases, shall be terminated upon payment in full of such Closing Date Indebtedness), (g) in the case of Intellectual Property, nonexclusive licenses of Intellectual Property granted by the Company to vendors providing services to the Company that are entered into in the Ordinary Course and disclosed on Section 4.12(a) of the Disclosure Schedule, (h) Liens incurred in connection with lease obligations of the Company or any of its Subsidiaries, (i) Liens that constitute purchase money security interests on any property securing debt incurred for the purpose of financing all or any part of the cost of acquiring such property, (j) Liens with respect to the properties or assets of the Company or any of its Subsidiaries that do not alone or in the aggregate materially detract from the value of the property or materially detract from or interfere with the use of property in the Ordinary Course and (k) the replacement, extension or renewal of any of the foregoing.

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period that ends on and includes the Closing Date.

“Pre-Closing Taxes” means any Taxes of the Company and any of its Subsidiaries incurred in or with respect to a Pre-Closing Tax Period, determined in accordance with the provisions of Section 6.7(b) in the case of any Straddle Period.

“Pro Rata Percentage” means, for each Stockholder, the percentage obtained by dividing (a) the total number of shares of Common Stock outstanding immediately prior to the Effective Time held by such Stockholder immediately prior to the Effective Time by (b) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock).

“Purchaser Ancillary Documents” means any agreement (including the Escrow Agreement and the Paying Agent Agreement) or certificate, other than this Agreement, to be executed and delivered by the Purchaser or Merger Sub in connection with the transactions contemplated hereby.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all United States and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, registered and applications to register trade dress, intent-to-use trademark or service mark applications or other registrations or applications for trademarks and service marks and trade dress; (c) registered copyrights and applications for copyright registration; and (d) domain name registrations.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Required Information” means (x)(A) the Annual Financial Statements and any other audited consolidated balance sheets and the related audited statements of operations, shareholder’s equity and cash flows of the Company for the three (3) most recently completed fiscal years ended at least ninety (90) calendar days before the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period) and (B) the Interim Financial Statements and any other unaudited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter (other than the fourth fiscal quarter of the Company’s fiscal year) ended at least forty-five (45) calendar days prior to the Closing Date (assuming for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period) and (y) such other financial and operating information and data relating to the Company and its Subsidiaries of the type customarily included in marketing materials for a bank financing and/or an offering of debt securities, reasonably requested by the Purchaser and the Debt Financing Sources in connection with the arrangement, marketing, syndication of the financing contemplated by the Debt Financing (which for the avoidance of doubt shall not include any financial statements other than as provided in clauses (x)(A) and (B) above); provided, however, that “Required Information” shall not include any financial and operating information and data relating to the Company and its Subsidiaries that, in the reasonable discretion of the Company, is not reasonably available or readily obtainable or would be unreasonably burdensome for the Company to prepare.

“Restricted Cash” means any cash that would not be included as “cash and cash equivalents” in a balance sheet of the Company prepared in accordance with the accounting methods, policies, principals, practices, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in connection with the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016.

“Restrictive Covenant Agreement” means the Restrictive Covenant Agreement substantially in the form set forth in Exhibit 1.1(d).

“Retention Payments” means the retention payments (in an aggregate amount of $66,492) to be made to four employees of the Company pursuant to letter agreements dated October 10, 2017 if such employees remain employed by the Company during the period necessary to complete the preparation of the Company’s financial statements for the year ending December 31, 2017.

“Revenue” means revenue (i.e., rental revenue and direct sales) of the Company and any of its Subsidiaries with respect to any products, product lines, services or service lines, in each case, in whole or in part, measured by reference to the revenue associated with such products, product lines, services or service lines for the Company’s fiscal year ended December 31, 2016.

“Software” means all computer software programs, together with any error corrections, updates, modifications or enhancements thereto, in both machine-readable form and human-readable form.

“Stockholder” means any holder of Common Stock.

“Stockholder Agreement” means the 2012 Amended and Restated Shareholder Agreement, dated as of June 20, 2012, by and among the Company and all of the Stockholders.

“Stockholder Representative Reserve” means One Million Dollars ($1,000,000).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any Person of which the Company owns, directly or indirectly, whether through a subsidiary, a nominee arrangement or otherwise, at least a majority of the outstanding capital stock or membership units entitled to vote generally or otherwise has the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person.

“Tax” or “Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind, and any other assessments or similar charges in the nature of a Tax including Canada Pension Plan and provincial pension plan contributions, for which the Company or any of its Subsidiaries may have any liability imposed by any Governmental Entity, whether disputed or not, and any charges, interest, additions to tax or penalties imposed by any Governmental Entity.

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means any report, return, declaration, election, designation or other information supplied, or required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns, amended returns, claims for refund, information statements and reports of every kind with respect to Taxes (including any related or supporting schedules).

“Top 20 Customers” means those customers of the Company and its Subsidiaries that are the top twenty (20) customers of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total revenues for the year ended December 31, 2016.

“Top 20 Suppliers” means those suppliers or vendors of the Company and its Subsidiaries that are the top twenty (20) suppliers or vendors of the Company and its Subsidiaries, taken as a whole, measured by dollar value of total expenditures for the year ended December 31, 2016.

“Transaction Expenses” means, the collective amount payable by the Company, any of its Subsidiaries (whether incurred by the Company or on behalf of the Company by the Stockholder Representative or the Stockholders), for the following, in each case to the extent outstanding on or arising from the date of the Balance Sheet to the Closing, whether or not paid prior to the date of this Agreement or prior to the Closing: (i) all out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement, including all third-party legal, accounting, investment banking (including any brokers’ fees) and financial advisory fees, costs and expenses, (ii) the fees and expenses of Credit Suisse Securities (USA) LLC and Dorsey & Whitney LLP, (iii) except for the Closing Date Company Payment Amount, any change of control payments or other similar arrangements payable as a result of the consummation of the transactions contemplated herein, including any change of control, golden parachute, or similar payments (including severance payments or payments under the Change of Control Severance Plans) made or to be made to employees of the Company and its Subsidiaries that are contractually or legally triggered by a change of control transaction or that are made at the discretion of the Company and its Subsidiaries determined prior to the Closing (and not triggered based on acts or decisions of the Purchaser, the Surviving Corporation or any Affiliate thereof following the Closing), regardless of whether the employment of such employees will be terminated in connection with the transactions contemplated herein, and (iv) any Taxes for which the Company and its Subsidiaries will become liable upon distribution of any of the foregoing or payment of the Closing Date Company Payment Amount. For the avoidance of doubt, “Transaction Expenses” shall not include any payment triggered by any post-Closing termination by the Surviving Corporation or any Affiliate thereof of any Person’s employment.

“Triggering Divestiture” means the divestiture, license, hold separate, sale or other disposition of, or with respect to, any of the facilities, products, product lines, services or service lines, in each case in whole or in part, of the Company, the Purchaser or any of their respective subsidiaries accounting for, in the aggregate, in excess of $188,158,087 of Revenue.

“Voting Common Stock” means the Company’s Voting Common Stock, $0.0625 par value per share.

“Voting Common Stockholder” means any holder of Voting Common Stock.

“Working Capital Deficit” means the amount, if any, by which the Closing Date Net Working Capital is less than $89,843,000.

“Working Capital Surplus” means the amount, if any, by which the Closing Date Net Working Capital is greater than $91,843,000.

1.2. Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
338(h)(10) Election	6.8(a)
Agreement	Preamble
Adjustment Escrow Fund	3.4
Adjustments	3.1
Alternative Financing	6.12(d)
Arbitrator	3.6(d)(ii)
Canceled Shares	2.5(c)
Certificate of Merger	2.1
Certificates	2.6(a)
Closing Date	8.1
Company	Preamble
Company Contracts	4.12(a)
Confidentiality Agreement	6.2(b)
Contested Tax Return	6.7(a)(iv)
Controlling Stockholders	4.2(c)
D&O Tail Premium	6.6(c)
Debt Financing	5.7
Debt Financing Commitment Letter	5.7
Definitive Debt Financing Agreements	6.12(a)
Demising Leases	4.6(a)

Term	Section
Effective Time	2.1
End Date	9.1(b)
Estimated Closing Statement	3.2(a)
Estimated Merger Consideration	3.2(a)
Evaluation Period	3.6(b)
Expense Certificate	7.2(e)
Financing Conditions	5.7
Information Statement	6.15
Insurance Policies	4.16
Leases	4.12(a)(ii)
Letter of Transmittal	2.6(a)
Merger	Recitals
Merger Consideration	3.1
Merger Sub	Preamble
Multiemployer Plan	4.14(e)
Notice of Disagreement	3.6(b)
Owned Real Property	4.6(a)
Parties	Preamble
Party	Preamble
Payoff Letters	7.2(d)
Pre-Closing Pass-Through Tax Returns	6.7(a)(i)
Stockholder Pass-Through Tax Proceeding	6.7(e)
Pre-Closing Returns	6.7(a)(ii)
Prior Company Counsel	10.16(a)
Proposed Final Closing Statement	3.6(a)
Purchase Price Allocation	6.8(a)
Purchaser	Preamble
Replacement Financing	5.7
Representatives	6.2(a)
Required Company Stockholder Approval	4.2(e)
Resolved Tax Return	6.7(a)(iv)
Section 338 Forms	6.8(b)
Section 338(h)(10) Election Forms	6.8(a)
Stockholder Representative	10.15(a)
Straddle Period Tax Proceeding	6.7(e)
Straddle Returns	6.7(a)(i)
Strategic Transaction	6.14
Surviving Corporation	2.2
Takeover Statutes	4.22
Tax Proceeding	6.7(c)
Transfer Taxes	6.7(g)
Written Action	Recitals

1.3. Construction. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(a) when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) calendar days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday) and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;

(b) any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(c) the provision of a Table of Contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement, and all references in this Agreement to any “Article,” “Section,” “Disclosure Schedule” or “Exhibit” are to the corresponding Article, Section, Disclosure Schedule or Exhibit of or to this Agreement;

(d) unless otherwise specified, references to any Law or other statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such Law or other statute, rule, regulation or form as amended, modified, supplemented, replaced or interpreted from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any section of any statute, rule, regulation or form include any successor to such section;

(e) words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to any particular provision of this Agreement;

(f) the word “including” and any variation thereof means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(g) all references to currency, monetary values and dollars set forth herein shall, unless otherwise indicated, mean U.S. dollars and all payments hereunder shall be made in U.S. dollars;

(h) all references to any period of days are to the relevant number of calendar days unless otherwise specified;

(i) each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of negotiations among the Parties (as sophisticated Persons), and, consequently, this Agreement shall be interpreted without reference to any Laws to the effect that any ambiguity in a document be construed against the drafter;

(j) all references to a document or item of information having been “made available” will be deemed to include (i) the making available of such document or item of information to the Purchaser, the Purchaser’s counsel, the Purchaser’s financial advisor or any other Representative of the Purchaser or (ii) the posting of such document or item of information in a virtual data room accessible by the Purchaser or any of its Representatives; and

(k) all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

1.4. Disclosure Schedule. The disclosures in the Disclosure Schedule shall be deemed to be responsive to and to qualify the representations and warranties of the Company contained in the corresponding Sections in this Agreement, and any other representations and warranties in this Agreement so long as the relationship between the disclosure and the other representations and warranties is reasonably apparent. The inclusion of information in the Disclosure Schedule shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to the Company. In addition, matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule (including the listing of items on any Disclosure Schedule although such items may not necessarily be required to be included in such Disclosure Schedule because of the dollar thresholds set forth in this Agreement). Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course, and no Person shall use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not in the Ordinary Course for purposes of this Agreement.

ARTICLE II

MERGER

2.1. Agreement to Merge. Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. The Parties shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware. The “Effective Time” shall be the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and has become effective in accordance with the DGCL or such later time as may be specified in the Certificate of Merger.

2.2. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Subject to the foregoing, from and after the Effective Time, the Surviving Corporation shall possess and be vested with all rights, properties, privileges, immunities, powers and franchises and be subject to all the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the Company, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”). From and after the Effective Time and consistent with the transactions contemplated by this Agreement, the officers and directors of the Surviving Corporation are authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all instruments and documents to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions as may be necessary or desirable to vest, perfect or confirm of record in, or otherwise in favor of, the Surviving Corporation any and all rights, title and interest in, to and under any and all of the rights, properties, privileges, immunities, powers and franchises of the Company or Merger Sub or otherwise to carry out the transactions contemplated by this Agreement.

2.3. Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit 2.3(i) and Exhibit 2.3(ii), respectively, and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law.

2.4. Directors and Officers.

(a) The Parties shall take all requisite action so that the directors of Merger Sub serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the directors of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) The Parties shall take all requisite action so that the officers of the Company serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

2.5. Effect on Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the Purchaser, Merger Sub, the Company or any Stockholder:

(a) Subject to the other provisions of this Section 2.5, each share of Common Stock (other than the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Common Stock, an amount equal to the Estimated Per Share Merger Consideration, and each such share of Common Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Common Stock, shall cease to have any rights with respect thereto, except (A) the right to receive the Estimated Per Share Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.6, without interest, and (B) the contingent right to receive that portion of each Stockholder’s Pro Rata Percentage attributable to such shares of Common Stock of the amount, if any, of (1) the Final Surplus pursuant to Section 3.6(g), (2) the Adjustment Escrow Fund released to the Stockholders in accordance with the terms of the Escrow Agreement, (3) the Stockholder Representative Reserve when and if released in accordance with Section 10.15(d), and (4) refunds of Pre-Closing Taxes that are payable to the Stockholder Representative on behalf of the Stockholders pursuant to and in accordance with Section 6.7(f).

(b) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation, and such share of common stock of the Surviving Corporation issued upon such conversion shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time and shall be held entirely by the Purchaser.

(c) Each share of Common Stock that is owned by the Company or any Subsidiary (as treasury or otherwise), or by the Purchaser or any subsidiary of the Purchaser, including Merger Sub, immediately prior to the Effective Time (collectively, the “Canceled Shares”) shall be canceled and shall cease to exist, and no payment shall be made in connection with the Merger with respect thereto.

2.6. Exchange of Certificates.

(a) Prior to receiving any portion of the Merger Consideration, each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Stock (the “Certificates”) shall have delivered to the Paying Agent (i) a properly completed and duly executed letter of transmittal in a form and substance reasonably satisfactory to the Paying Agent and the Purchaser (a “Letter of Transmittal”) and (ii) the Certificates held of record by such holder. Such Letter of Transmittal shall have been previously delivered by the Paying Agent to such holder along with instructions thereto and a notice providing that delivery of the Certificates shall be effected, and that risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent. Upon surrender of a Certificate to the Paying Agent, together with such Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 2.5(a), and the Certificate so surrendered shall be canceled. If the portion of the Merger Consideration to be paid with respect to such shares is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition of exchange that such Certificate shall be properly endorsed or otherwise in proper form for transfer, and that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the exchange to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.6(a), each Certificate shall be deemed as of the Effective Time to represent only the right to receive, upon surrender of such Certificate in accordance with this Section 2.6(a), the Merger Consideration into which the shares of Common Stock shall have been converted pursuant to Section 2.5(a). If any Certificate shall have been lost, stolen or destroyed, the Paying Agent may, in its discretion and as a condition precedent to the issuance of any Merger Consideration in respect thereof pursuant to Section 2.5(a), require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit or indemnity agreement with respect to such Certificate.

(b) All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares of Common Stock represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of the Common Stock that were issued and outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the applicable portion of the Merger Consideration as provided in this Article II.

(c) Subject to applicable Laws, at any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to the Stockholders, and, thereafter, such Stockholders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that would otherwise be payable upon surrender of any Certificates held by such Stockholders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such Stockholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Purchaser, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Purchaser, Merger Sub or the Surviving Corporation shall be liable to any former Stockholders for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

(d) The Paying Agent, the Purchaser, Merger Sub or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from the portion of the Merger Consideration otherwise payable pursuant to this Agreement to any Stockholders such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, however, that the Paying Agent must be provided with prior written notice by the Purchaser, Merger Sub or the Surviving Corporation of any such required withholding at least five (5) days’ prior to the date of such payment. To the extent that amounts are so withheld, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholders in respect of which such deduction and withholding was made and (ii) the Paying Agent, the Purchaser, the Company or the Surviving Corporation (as appropriate) shall provide such Stockholders written notice of the amounts so deducted or withheld.

ARTICLE III

MERGER CONSIDERATION

3.1. Merger Consideration. The aggregate amount of cash merger consideration (the “Merger Consideration”) shall be an amount equal to the Enterprise Value plus or minus the following adjustments (collectively, the “Adjustments”):

(i) plus the amount of the Closing Cash,

(ii) plus the amount of the Working Capital Surplus, if any,

(iii) less the amount of the Working Capital Deficit, if any,

(iv) plus the amount of the Capital Expenditure Surplus, if any,

(v) less the amount of the Capital Expenditure Deficit, if any,

(vi) less the amount of the Closing Date Indebtedness,

(vii) less the amount of the Transaction Expenses, and

(viii) less the Closing Date Company Payment Amount;

provided, however, that there shall be no duplication in any of the foregoing Adjustments and there shall be no reduction as otherwise provided in this Section 3.1 to the extent such liability or obligation is reserved for in both the Estimated Closing Statement and the Final Closing Statement.

3.2. Closing Date Statement.

(a) Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser an estimated closing statement (the “Estimated Closing Statement”), signed by the Chief Financial Officer of the Company (on behalf and in the name of the Company), which sets forth in reasonable detail and in accordance with Section 3.2(c) (i) an estimate of each of the Adjustments as of the Closing Date, (ii) based on the estimated Adjustments, a calculation of the Merger Consideration (the “Estimated Merger Consideration”), (iii) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock) and the Estimated Per Share Merger Consideration, and (iv) the name of each Stockholder, the number of shares of Common Stock held by each such Stockholder, each such Stockholder’s Pro Rata Percentage, the aggregate amount of the Estimated Merger Consideration to be paid to each such Stockholder on the Closing Date.

(b) The Company shall provide the Purchaser and its Representatives with reasonable access to appropriate employees and advisors of the Company during normal business hours and access to such books and records as may be reasonably requested by them to review the information contained in the Estimated Closing Statement. The Company shall take into consideration any proposed revisions to the Estimated Closing Statement as are presented in good faith by the Purchaser. If the Company and the Purchaser are unable to resolve any dispute with respect to the Estimated Closing Statement, such dispute shall not under any circumstance delay the Closing, and the amounts set forth therein shall be calculated as set forth in the Estimated Closing Statement (as modified to reflect any revision mutually agreed upon by the Purchaser and the Company), for the purposes of the Closing.

(c) The Parties agree that the calculation of the Adjustments contemplated by the Estimated Closing Statement and the Proposed Final Closing Statement will be performed in accordance with GAAP, consistent with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016 and in the format set forth on Exhibit 1.1(a) and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated by this Agreement.

3.3. Payment of Estimated Merger Consideration. On the Closing Date, the Purchaser shall pay an amount equal to (a) the Estimated Merger Consideration minus (b) the sum of (i) the Adjustment Escrow Amount and (ii) the Stockholder Representative Reserve, to the Paying Agent, by wire transfer of immediately available funds to an account designated by the Paying Agent two (2) Business Days prior to the Closing, which amount shall be paid promptly by the Paying Agent to the Stockholders in accordance with Section 2.6 and the Estimated Closing Statement.

3.4. Deposit of Adjustment Escrow Amount. On the Closing Date, the Purchaser shall deposit the Adjustment Escrow Amount with the Escrow Agent, by wire transfer of immediately available funds to an account designated by the Escrow Agent at least two (2) Business Days prior to the Closing Date, which Adjustment Escrow Amount shall be distributed in accordance with the terms of this Agreement and the Escrow Agreement. The Adjustment Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Adjustment Escrow Fund.”

3.5. Payment of Other Amounts Payable at Closing. On the Closing Date, the Purchaser shall:

(a) pay to the Stockholder Representative, by wire transfer of immediately available funds to an account designated in writing by the Stockholder Representative at least two (2) Business Days prior to the Closing Date, the Stockholder Representative Reserve;

(b) on behalf of the Company and its Subsidiaries, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date the aggregate amount of the Closing Date Indebtedness to the holders thereof in accordance with the Payoff Letters;

(c) on behalf of the Company and its Subsidiaries, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date the aggregate amount of the Estimated Transaction Expenses (less applicable withholding Taxes or other deductions required by Law);

(d) deposit the Closing Date Company Payment Amount with the Company, which shall pay to each Closing Date Company Payment Recipient such Person’s portion of the Closing Date Company Payment Amount (less applicable withholding Taxes or other deductions required by Law) on the Closing Date; and

(e) on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, to the extent not paid prior to the Closing Date, the aggregate amount of the D&O Tail Premium.

3.6. Post-Closing Adjustment.

(a) No later than sixty (60) days following the Closing Date, the Purchaser shall prepare and deliver to the Stockholder Representative the draft closing statement of the Company as of the Closing Date (the “Proposed Final Closing Statement”), signed by an authorized officer of the Purchaser (on behalf and in the name of the Purchaser), which sets forth in reasonable detail and in accordance with Section 3.2(c): (i) each of the Adjustments as of the Closing Date, and (ii) based on such Adjustments, a calculation of the Final Shortfall, if any, the Final Surplus, if any, the Merger Consideration and the Per Share Merger Consideration.

(b) The Stockholder Representative shall have thirty (30) days following receipt of the Proposed Final Closing Statement (the “Evaluation Period”) during which to notify the Purchaser of any dispute of any Adjustments contained in the Proposed Final Closing Statement, which notice (the “Notice of Disagreement”) shall set forth in reasonable detail the basis for such dispute and provide an alternative calculation including reasonable documentation establishing the basis of such objections and supporting the calculations of such amount. At any time within the Evaluation Period, the Stockholder Representative shall be entitled to agree with any or all of the Adjustments set forth in the Proposed Final Closing Statement. For purposes of the

Stockholder Representative’s evaluation of the Proposed Final Closing Statement, the Purchaser and the Surviving Corporation shall make available or provide reasonable access to the Stockholder Representative and his Representatives, upon advance notice and during normal business hours, all information, records, data and working papers created or used in connection with the preparation of the Proposed Final Closing Statement; and shall permit reasonable access, upon advance notice and during normal business hours, to the Surviving Corporation’s and its Subsidiaries’ facilities and personnel, as may be reasonably requested by the Stockholder Representative and his Representatives to analyze the Proposed Final Closing Statement.

(c) If the Stockholder Representative does not deliver a Notice of Disagreement to the Purchaser within the Evaluation Period, or notifies the Purchaser of its agreement with the adjustments in the Proposed Final Closing Statement prior to the expiration of the Evaluation Period, the Proposed Final Closing Statement prepared by the Purchaser shall be deemed to be the Final Closing Statement, and shall be final, conclusive and binding on all Parties.

(d) If the Stockholder Representative delivers a Notice of Disagreement to the Purchaser within the Evaluation Period, the Proposed Final Closing Statement shall be resolved as follows:

(i) The Purchaser and the Stockholder Representative shall cooperate in good faith to resolve any such dispute as promptly as possible.

(ii) In the event the Purchaser and the Stockholder Representative are unable to resolve any such dispute within fifteen (15) days (or such longer period as the Purchaser and the Stockholder Representative shall mutually agree in writing) after delivery to the Purchaser of the Notice of Disagreement, such dispute and each Party’s work papers related thereto shall be submitted to Ernst & Young LLP (the “Arbitrator”) for resolution in accordance with this Section 3.6(d)(ii). The Stockholder Representative and the Purchaser shall use reasonable efforts to cause the Arbitrator to render a written decision resolving the matters submitted to the Arbitrator within thirty (30) days of the making of such submission. The scope of the disputes to be resolved by the Arbitrator shall be limited to whether the items in dispute that were included in the Notice of Disagreement were prepared in accordance with this Agreement and the Arbitrator shall determine, on such basis, whether and to what extent, the Proposed Final Closing Statement requires adjustment. The Arbitrator is not to make any other determinations. The Arbitrator’s decision shall be based solely on written submissions and presentations by the Stockholder Representative and the Purchaser and their respective Representatives and not by independent review, and shall be made in accordance with GAAP, consistent with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016 and in the format set forth in Exhibit 1.1(a), to the extent applicable. To the extent there is any inconsistency between GAAP and the principles used in the Annual Financial Statements as of and for the year ended December 31, 2016, GAAP (in the manner used in connection with the preparation of the Annual Financial Statements as of and for the year ended December 31, 2016) will prevail. The Arbitrator shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either the Purchaser or the Stockholder Representative, or smaller than the smallest value for such item claimed by either such Party. Judgment may be entered upon the determination of the Arbitrator in any court having jurisdiction over the Party against which such determination is to be enforced. The fees, costs and expenses of the Arbitrator shall be allocated between the Stockholder Representative (on behalf of the Stockholders), on the one hand, and the Purchaser (or, at its election, the Surviving Corporation), on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Arbitrator that is unsuccessfully disputed by each such Party (as finally determined by the Arbitrator) bears to the total amount of such disputed items so submitted. For example, if the Stockholder Representative challenges the calculation of the Proposed Final Closing Statement by an amount of One Hundred Thousand Dollars ($100,000), but the Arbitrator determines that the Stockholder Representative has a valid claim for only Forty Thousand Dollars ($40,000), the Purchaser (or, at its election, the Surviving Corporation) shall bear forty percent (40%) of the fees and expenses of the Arbitrator and the Stockholders shall bear the other sixty percent (60%) of such fees and expenses, with the Stockholders portion of such fees and expenses paid solely out of the Stockholder Representative Reserve.

(e) The Purchaser and the Stockholder Representative jointly shall revise the Proposed Final Closing Statement and the calculation of the Closing Cash, the Closing Date Net Working Capital, the 2017 Capital Expenditures, the Closing Date Indebtedness, the Transaction Expenses, the Closing Date Company Payment Amount, along with the resulting Merger Consideration, Final Shortfall, if any, and Final Surplus, if any, as appropriate to reflect the resolution of the Stockholder Representative’s objections (as agreed upon by the Purchaser and the Stockholder Representative or as determined by the Arbitrator) within ten (10) days after the resolution of such objections. Such revised Proposed Final Closing Statement shall be the Final Closing Statement, and shall be final, conclusive and binding on all Parties.

(f) To the extent there is a Final Shortfall on the Final Closing Statement, the Purchaser shall be entitled to recover the amount of the Final Shortfall solely from the Adjustment Escrow Fund in accordance with the Escrow Agreement.

(g) To the extent there is a Final Surplus on the Final Closing Statement, the Purchaser shall pay the Paying Agent, on behalf of the Stockholders, the amount of the Final Surplus by wire transfer of immediately available funds within five (5) Business Days after the completed revision of the Final Closing Statement to an account or accounts designated by the Paying Agent. Upon such payment, Paying Agent shall disburse promptly such amount to the Stockholders in accordance with their Pro Rata Percentages.

(h) If there is no Final Shortfall and no Final Surplus, then no further adjustments or payments shall be made.

(i) The Escrow Agreement shall provide that on the date upon which a payment of the Final Surplus or Final Shortfall, as the case may be, is to be made pursuant to this Section 3.6, the Escrow Agent shall, upon receipt of joint written instructions of the Purchaser and the Stockholder Representative, make the following payments:

(A) if there is a Final Surplus (or not a Final Shortfall), the Escrow Agent shall pay to the Paying Agent, for the benefit of the Stockholders in accordance with their Pro Rata Percentages, the entire Adjustment Escrow Fund; or

(B) if there is a Final Shortfall, the Escrow Agent shall pay (i) to the Purchaser, the lesser of the amount of such Final Shortfall or the amount of the Adjustment Escrow Fund and (ii) to the Paying Agent, for the benefit of the Stockholders in accordance with their Pro Rata Percentages, the amount, if any, by which the Adjustment Escrow Fund exceeds the Final Shortfall.

3.7. Withholding. Each of the Purchaser, the Company and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement, including from the Closing Date Company Payment Amount, such amounts, if any, as it is required to deduct and withhold pursuant to applicable Tax Laws. The Purchaser, the Company and the Surviving Corporation shall timely deposit any such withheld amounts with the proper Governmental Entity. To the extent that amounts are so withheld paid over to the proper Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser and Merger Sub as of the date hereof that, except as set forth in the Disclosure Schedule:

4.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company’s Subsidiaries is a corporation, an unlimited liability company or a limited liability partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Company and its Subsidiaries have all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not reasonably be expected to result in a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified to transact business as a foreign corporation, and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing would not reasonably be expected to result in a Material Adverse Effect.

The Company has previously made available to the Purchaser true and complete copies of the certificate of incorporation and bylaws or comparable organizational documents of the Company and each of its Subsidiaries as currently in effect.

4.2. Authorization; Fairness Opinion.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Company Ancillary Document, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the Company Ancillary Documents, and the consummation by it of the Merger, have been duly authorized and approved by the Company’s board of directors and the Controlling Stockholders. This Agreement has been and, as of the Closing Date, the Company Ancillary Documents shall be, duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, do or will, as the case may be, constitute the valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) At a meeting duly called and held on October 11, 2017 the board of directors of the Company in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation, the Bylaws, the Stockholders Agreement and other governing documents of the Company (i) adopted resolutions approving, authorizing and adopting the Merger, this Agreement and the transactions contemplated hereby, and (ii) recommended for approval the Merger, this Agreement and the transactions contemplated hereby to the Voting Common Stockholders.

(c) Pursuant to the Written Action, holders of more than fifty-five percent (55.0%) of the Voting Common Stock issued and outstanding as of the date hereof (the “Controlling Stockholders”) have adopted this Agreement and approved the transactions contemplated hereby, effective immediately upon the execution of this Agreement by all of the Parties (the “Required Company Stockholder Approval”). In executing the Written Action, the Controlling Stockholders have also (i) approved the exercise of the Drag Along Right requiring the Non-Controlling Stockholders to exchange their Common Stock for their Pro Rata Percentage of the Merger Consideration pursuant to this Agreement, (ii) approved the exercise of the Controlling Stockholders of their option to require the Non-Controlling Stockholders to waive their rights as Dissenting Stockholders, and (iii) directed the Stockholder Representative to provide the Non-Controlling Stockholders with the Controlling Stockholders Notice.

(d) The action by the board of directors of the Company described in Section 4.2(b) and the Required Company Stockholder Approval constitute the only corporate or Stockholder action on the part of the Company required to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement under the DGCL, the Certificate of Incorporation, the Bylaws and the Stockholder Agreement.

(e) The board of directors of the Company has received the opinion of its financial advisor, Credit Suisse Securities (USA) LLC, to the effect that, as of the date of such opinion, and subject to and based on the various qualifications, assumptions, limitations and other matters considered in connection with rendering of such opinion, the consideration to be received by the holders of Common Stock pursuant to this Agreement is fair, from a financial point of view, as of the date of such opinion, to such holders.

4.3. Capital Stock. Section 4.3 of the Disclosure Schedule accurately and completely sets forth for the Company and each of its Subsidiaries, as of the date hereof, the number of shares of capital stock or other equity interests of the Company and each of its Subsidiaries which are authorized and which are issued and outstanding. All of such issued and outstanding shares of capital stock or other equity interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and are held of record by the Persons and in the amounts set forth in Section 4.3 of the Disclosure Schedule. Except as disclosed in Section 4.3 of the Disclosure Schedule or as set forth in the Certificate of Incorporation: (a) no shares of capital stock or other equity interests of the Company or any of its Subsidiaries are reserved for issuance or are held as treasury shares; (b) there are no outstanding options, warrants, rights, calls, conversion rights, rights of exchange, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock or other equity interests of the Company or any of its Subsidiaries other than as contemplated by this Agreement; (c) there are no outstanding contracts or other agreements of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, of any of the Stockholders or any other Person, to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity interests of the Company or any of its Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity interests of the Company or any of its Subsidiaries; and (d) there are no outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to the Company or any of its Subsidiaries.

4.4. Subsidiaries. Section 4.4 of the Disclosure Schedule lists each Subsidiary. Except as set forth on Section 4.4 of the Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of its Subsidiaries, free and clear of all Liens other than Permitted Liens. Except as set forth in Section 4.4 of the Disclosure Schedule, none of the Company or any of its Subsidiaries owns, directly or indirectly, any capital stock or other equities, securities or interests in any Person.

4.5. Absence of Restrictions and Conflicts.

(a) Except as set forth in Section 4.5(a) of the Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Company Ancillary Documents does not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Certificate of Incorporation, the Bylaws, the Stockholders Agreement or the certificate or articles of incorporation, bylaws or other comparable governing documents of any Subsidiary, as amended or supplemented, (ii) assuming that all consents, approvals, authorizations, waiting period terminations or expirations, and other actions described in Section 4.5(b) have been obtained and all filings and obligations described in Section 4.5(b) have been made, conflict with or violate any Law applicable to the Company or any Subsidiary, or by which any property or asset of the Company or any Subsidiary, is bound or (iii) except as set forth in Section 4.12(a) of the Disclosure Schedule as described in the last sentence of Section 4.12(b), require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any property or asset of the Company or any Subsidiary, in all cases, pursuant to, any of the terms, conditions or provisions of any (A) Contract binding on the Company or its Subsidiaries or (B) judgment, decree or order of any Governmental Entity, to which the Company or any of its Subsidiaries is a party or, to the Company’s Knowledge, by which the Company, any of its Subsidiaries or any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), such triggering of payments, Liens, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(b) The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) (A) for the pre-merger notification requirements of the HSR Act, (B) the Competition Act Approval, (C) the Canada Transportation Act Clearance, and (D) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, (X) prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement or (Y) reasonably be expected to result in a Material Adverse Effect.

4.6. Real Property.

(a) Section 4.6(a)(i) of the Disclosure Schedule sets forth a true, correct and complete list of the Leased Real Property as of the date hereof. Section 4.6(a)(ii) of the Disclosure Schedule sets forth a true correct and complete list (including the property address and which entity is the owner) of all real property parcels in which the Company or its Subsidiaries has a fee ownership interest as of the date hereof (the “Owned Real Property”). The Real Property constitutes all of the real property currently utilized in any material respect by the Company and its Subsidiaries in the operation of its business. Section 4.6(a)(iii) of the Disclosure Schedule sets forth a true, complete and accurate list of all Contracts in effect as of the date hereof pursuant to which the Company or any of its Subsidiaries leases or otherwise grants rights to occupy any portion of the Owned Real Property or the Leased Real Property to any other Person (the “Demising Leases”). To the extent owned by the Company and in the possession, custody and control of the

Company, the Company has delivered to the Purchaser copies of (i) all deeds and other instruments (as recorded) by which the Company acquired its interest in the Owned Real Property, and (ii) all title reports, surveys and title policies with respect to the Owned Real Property.

(b) Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, each of the Company and its Subsidiaries that owns the Owned Real Property has good and valid fee simple title thereto, free and clear of all Liens, except for Permitted Liens and except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, each of the Company and its Subsidiaries that leases Leased Real Property pursuant to a Lease has a valid leasehold interest therein, free and clear of all Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Lease is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect. There is no default under any Lease by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, and, to the Knowledge of the Company, the leases granting such interests are in full force and effect in all material respects.

(c) Except as set forth in Section 4.6(c)4.15(c) of the Disclosure Schedule, there are no outstanding options, rights of first offer or rights of first refusal in favor of a third party to purchase any Owned Real Property or any interest of the Company or its Subsidiaries under any Lease that, if exercised, would, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. True, complete and accurate copies of all Leases and Demising Leases have been made available to Purchaser.

(d) Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened (i) appropriation, condemnation, eminent domain or like Actions relating to the Owned Real Property or the Leased Real Property or (ii) Actions to change the zoning classification, variance, special use or other applicable land use law of any portion or all of the Owned Real Property or, to the Knowledge of the Company, the Leased Real Property.

4.7. Title to Assets; Related Matters. The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their respective personal property and assets, free and clear of all Liens other than Permitted Liens, and all equipment and other items of tangible personal property and assets of the Company and its Subsidiaries are in sufficient operating condition and repair and capable of being used for their intended purposes (ordinary wear and tear excepted) and are usable in the Ordinary Course, except with respect to any of the foregoing as would not reasonably be expected to result in a Material Adverse Effect.

4.8. Financial Statements.

(a) The Annual Financial Statements are attached as Section 4.8(a) of the Disclosure Schedule. Except as set forth in Section 4.8(a) of the Disclosure Schedule, the Annual Financial Statements (including the related notes and schedules) have been prepared in accordance with GAAP, and each of the consolidated balance sheets included in the Annual Financial Statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date of such balance sheets, and each of the consolidated statements of earnings, comprehensive income (loss), stockholders’ equity and cash flows included in the Annual Financial Statements fairly present in all material respects the consolidated statements of earnings, comprehensive income (loss), stockholders’ equity and cash flows, as the case may be, of the Company and its Subsidiaries for the years set forth therein.

(b) The Interim Financial Statements are attached as Section 4.8(b) of the Disclosure Schedule. Except as set forth in Section 4.8(b) of the Disclosure Schedule, the Interim Financial Statements have been prepared in accordance with GAAP (except that the Interim Financial Statements do not contain notes and are subject to normal year-end adjustments), and each of the balance sheets included in the Interim Financial Statements fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date of such balance sheets, and each statement of income and cash flows fairly present in all material respects the consolidated statement of income and cash flows, as the case may be, of the Company and its Subsidiaries for the six-month periods set forth therein.

(c) The Company and its Subsidiaries maintain books, records and accounts that, in reasonable detail, accurately and fairly reflect their transactions, assets and liabilities and maintain system of internal controls over financial reporting that provide reasonable assurance that: (i) their transactions are executed in accordance with management’s general or specific authorization; (ii) their transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for their assets; (iii) access to their assets is permitted only in accordance with management’s general or specific authorization; and (iv) the Company and its Subsidiaries do not maintain off-the-books accounts or more than one set of books, records or accounts.

4.9. Absence of Certain Changes. Since the date of the Balance Sheet, except as disclosed in this Agreement (or its exhibits or schedules, including the Disclosure Schedule), the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course and have no taken any of the actions described in Section 6.1(a)(i), (xii), (xiv) or (xvi), and there has not been any event or occurrence of any condition, that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect.

4.10. Legal Proceedings; Liabilities.

(a) Except as set forth in Section 4.10(a) of the Disclosure Schedule, there is no Action (or, to the Knowledge of the Company, investigation) pending, or, to the

Knowledge of the Company, threatened against the Company or any of its Subsidiaries, to the Knowledge of the Company, any executive officer or director of the Company or any of its Subsidiaries in their capacities as such that involve or reasonably would be expected to involve an amount in excess of $1,000,000 or, that if decided adversely against the Company or any of its Subsidiaries would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 4.10(b) of the Disclosure Schedule, none of the Company or any of its Subsidiaries or any of their respective businesses or assets is party to or subject to the provisions of any order, writ, judgment, award injunction or decree of any Governmental Entity or any arbitrator that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) Except as adequately reflected or reserved against in the Balance Sheet, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature required to be disclosed in accordance with GAAP, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, other than liabilities incurred in the Ordinary Course since the date of the Balance Sheet. Except as set forth in Section 4.10(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership, joint venture or any similar arrangement.

4.11. Compliance with Laws; Licenses.

(a) Except as set forth in Section 4.11 of the Disclosure Schedule, the Company and its Subsidiaries are, and for the five (5) years prior to the date of this Agreement have been, in compliance with all Laws applicable to the Company and its Subsidiaries, except where the failure to be in compliance would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries own or possess all Licenses that are necessary to enable them to carry on their operations as presently conducted, except where the failure to own or possess such Licenses would not reasonably be expected to be material to the Company and its Subsidiaries, take as a whole. All such Licenses are valid and in full force and effect according to their terms, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall not adversely affect such License or require consent from, or notice to, any Governmental Entity with respect to such License, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) None of the Company or any of its Subsidiaries nor any of their respective current or former shareholders, partners, directors, trustees, officers, employees, agents or other Persons acting on behalf of any Company or its Subsidiaries, has on behalf of any Company or its Subsidiaries or in connection with any of the Company’s or its Subsidiaries’ business: (a) used any Company or Subsidiary funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees from Company or Subsidiary funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of Company or any Subsidiary; (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payments of any nature; or (f) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended. None of the Company or any of its Subsidiaries has violated any applicable trade controls, anti-money laundering or anti-terrorism Law.

4.12. Company Contracts.

(a) Section 4.12(a) of the Disclosure Schedule sets forth a correct and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party (the “Company Contracts”) (other than the Employee Benefit Plans set forth on Section 4.14 of the Disclosure Schedule and insurance policies set forth on Section 4.16 of the Disclosure Schedule):

(i) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts evidencing or governing any material indebtedness for money borrowed by the Company or any of its Subsidiaries;

(ii) all leases relating to the Leased Real Property (“Leases”);

(iii) all Employment Agreements;

(iv) all Change of Control Severance Plans;

(v) all Collective Bargaining Agreements with any trade union, employee association, works council or other labor organization;

(vi) the Stockholder Agreement;

(vii) any Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell goods or services exclusively to or from another Person or that prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell, market or distribute any products or services (or after the Effective Time, Purchaser or any of its Affiliates) or from engaging in any business in any jurisdiction;

(viii) all Contracts (other than any work orders, purchase orders, invoices and similar documents issued thereunder) for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any of its Subsidiaries of an amount in excess of One Million Dollars ($1,000,000), individually, except any capital expenditures included in the Company’s annual budget;

(ix) all Contracts granting to any Person (other than the Company or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of the Company or its Subsidiaries;

(x) all Contracts entered into since December 31, 2014 involving the sale or purchase of substantially all of the assets or capital stock of any Person other than in the Ordinary Course, or a merger, consolidation, business combination or similar extraordinary transaction;

(xi) all Contracts with the Top 20 Customers;

(xii) all Contracts with the Top 20 Suppliers;

(xiii) all IP Contracts (except that, while considered Company Contracts, IP Licenses for Off-the-Shelf Software are not required to be listed in Section 4.12(a) of the Disclosure Schedule); and

(xiv) all exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contracts, or any other interest rate or foreign currency protection Contract;

(xv) any Contract evidencing Indebtedness of the Company or any Subsidiary in excess of $10,000,000;

(xvi) any Contract that grants “most favored nation” status that has had or would reasonably be expected to have a material impact on the Company and its Subsidiaries taken as a whole;

(xvii) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would reasonably expect to be required to purchase or sell, as applicable, any equity interests of any Person or material assets; or

(xviii) any Contract (other than service Contracts) with a Governmental Entity.

(b) Correct and complete copies of all Company Contracts, including all amendments, modifications, and supplements thereof (other than any work orders, purchase orders, invoices and similar documents issued thereunder), have been made available to the Purchaser. Each Company Contract is valid, binding and enforceable in all material respects in accordance with its terms with respect to the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party to such Company Contracts. Except as set forth in Section 4.12(b) of the Disclosure Schedule, there is no existing material default or material breach (i) by the Company or any of its Subsidiaries, as applicable, under any Company Contract or (ii) to the Knowledge of the Company, by any other party to any Company Contract. Section 4.12(a) of the Disclosure Schedule identifies with an asterisk (*) each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any breach, default, trigger any payments, acceleration of rights or violation of such Contract in connection with the transactions contemplated by this Agreement.

4.13. Tax Returns; Taxes.

(a) All material Tax Returns required to be filed by the Company and its Subsidiaries have been timely and properly filed (taking into account extensions of time to file), and all such Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has paid all material Taxes shown thereon or otherwise due, and in the case of Taxes not yet due, the Company has provided adequate accruals in the Balance Sheet or, in the case of Taxes accruing after the date of the Balance Sheet, on its books or accounts. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(b) There are no Liens, other than Permitted Liens, relating to Taxes existing, threatened or pending with respect to any asset of the Company or any of its Subsidiaries.

(c) The Company and each of its Subsidiaries has timely withheld or collected all material Taxes required to be withheld or collected, and all such Taxes have been timely paid over to the appropriate taxing authority.

(d) No written request for information related to Taxes has been received from any taxing authority since December 31, 2014, and, to the Company’s Knowledge, no claim has been made by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it was, is or may be, subject to taxation by that jurisdiction.

(e) All deficiencies proposed or asserted, and all assessments made in respect of Taxes have been fully paid, and there are no claims or assessments pending or threatened against the Company or any of its Subsidiaries in respect of Taxes. There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period ending on or prior to the Closing Date.

(f) Neither the Company nor any of its Subsidiaries is or has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or similar group defined under any similar provision of state or local Law) filing a consolidated Tax Return for any taxable period, other than the affiliated group the common parent of which is the Company. Neither the Company nor any of its Subsidiaries has any liability or obligation for the Taxes of any other Person (other than the Company or a Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by agreement or otherwise.

(g) Neither the Company nor any Subsidiary is, or has ever been, a party to, or a promoter of, a “reportable transaction” or a “listed transaction” within the meaning of Section 6707A of the Code and Treasury Regulations Section 1.6011-4(b).

(h) Neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.

(i) Neither the Company nor any Subsidiary is a party to any Tax allocation or sharing agreement pursuant to which the Company or the Subsidiary would reasonably be expected to have liability after the Closing Date (other than any customary Tax indemnification provisions in ordinary course commercial agreements or other arrangements that are not primarily related to Taxes).

(j) Neither the Company nor any Subsidiary will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (or to exclude from taxable income in a taxable period ending after the Closing Date any deduction the recognition of which was accelerated from such taxable period to a taxable period prior to the Closing Date) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Code Section 481 or Code Section 108(i) or comparable provisions of state, local or foreign Tax Law. None of the Company nor the Subsidiaries has claimed any reserve or deduction under the Tax Act if, as a result of such claim, any amount could be included in its income in a taxable period ending after the Closing Date other than any such reserves or deduction already reflected as a deferred Tax item on the Company’s balance sheet.

(k) The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.

(l) At all times from and after January 1, 1999, the Company has been a validly electing “S Corporation” within the meaning of Code Sections 1361 and 1362 for federal income Tax purposes and for purposes of all state, local, or foreign income or franchise Tax Law of any jurisdiction in which it is or has been subject to Tax.

(m) At all times from and after January 1, 1999, Active Industrial Uniform Inc. was a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for federal income Tax purposes and for purposes of all state and local jurisdictions which recognize such status and in which Active Industrial Uniform Inc. would, absent such an election, be subject to corporate income Tax.

(n) Each of Canadian Linen and Uniform Service Co. and Quebec Linge Co. is, and has been at all times since its inception, an entity disregarded as separate from its owner within the meaning of Treasury Regulations Section 301.7701-3 for United States federal income Tax purposes and for purposes of all U.S. state and local jurisdictions in which it would be subject to income taxation were it not an entity disregarded as separate from its owner. Each of Canadian Linen and Uniform Service Co. and Quebec Linge Co. is, and has been since its inception, treated as a corporation resident in Canada for all Canadian Tax purposes.

(o) AMP Limited Partnership is, and has been at all times since its inception, taxable as a partnership for U.S. federal, state and local Tax purposes.

(p) There are no circumstances existing prior to the date hereof which could result in the application to the Company or any of the Subsidiaries of any of sections 80 to 80.04 of the Tax Act or any analogous provision of any applicable Law of any province or territory of Canada.

(q) None of the Company or the Subsidiaries has any unpaid amounts that may be required to be included in the Company’s or a Subsidiary’s income, as the case may be, for Canadian federal income Tax purposes in any Tax period ending after the Closing Date under section 78 of the Tax Act or any analogous provision of any applicable Law of any province or territory of Canada.

(r) No circumstances exist and no transaction or event or series of transactions or events has occurred prior to Closing which has resulted in a liability for Tax to the Company or a Subsidiary, under section 17 of the Tax Act or any analogous provision of any applicable Law of any province or territory of Canada.

(s) None of the shares of the Common Stock of the Company or the shares in the capital of any Subsidiary are “taxable Canadian property” of the holder of such shares for the purposes of the Tax Act.

(t) The value of consideration paid or received by the Company and each Subsidiary in respect of each acquisition, sale or transfer of any property or the provision of any services to or from any person with whom the Company or the Subsidiary, as applicable, does not deal at “arm’s length” (as defined for purposes of the Tax Act) has been, in all material respects in each case, equal to the fair market value of such property acquired, sold or transferred or services provided.

(u) For all transactions, if any, between any of the Company or a Subsidiary, on the one hand, and any Person that is a non-resident of Canada for purposes of the Tax Act with whom the Company or the Subsidiary, as applicable, was not dealing at arm’s length for purposes of the Tax Act, on the other hand, and to which subsection 247(3) of the Tax Act would apply, the Company or Subsidiary, as applicable, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act. The Company and the Subsidiaries have provided or made available to the Purchaser any advance Tax rulings or advance pricing agreements entered into by the Company or a Subsidiary with any Governmental Entity.

(v) Each of Canadian Linen and Uniform Service Co. and Quebec Linge Co. is duly registered (i) under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services and harmonized sales tax, (ii) with Revenue Québec under An Act respecting the Québec Sales Tax for purposes of the Québec sales tax, and (iii) for any other applicable provincial or other sales Tax purposes; and the applicable registration numbers are as follow:

•	Canadian Linen and Uniform Service Co.:

•	GST/HST# - 100764490 RT0001

•	QST# - 1001605450 TQ 0002

•	BC PST# - 10026738

•	Manitoba RST# - 100767490 MT0002

•	Saskatchewan PST# - 1836675

•	Saskatchewan PST# - 1035013

•	Quebec Linge Co.:

•	QST# - 1022230286 TQ0002

•	QST# - 1022230286 TQ0003

4.14. Company Benefit Plans.

(a) Section 4.14(a) of the Disclosure Schedule contains a complete and correct list of all material Company Benefit Plans other than the Multiemployer Plans required to be listed in Section 4.14(e) of the Disclosure Schedule. The Company has made available to the Purchaser, with respect to all such Company Benefit Plans true, complete and correct copies of the following, to the extent applicable: all plan and trust documents and any amendment thereto (or for any such Company Benefit Plan that is not in writing, a written description of the material terms thereof); the most recent summary plan descriptions and any subsequent summaries of material modifications; all reports and returns filed with any regulatory agency or other Governmental Entity including but not limited to financial statements and Forms 5500 series as filed with the IRS for the three (3) most recent plan years for any Company Benefit Plan to which such reporting requirements apply; and the most recent IRS determination letter.

(b) With respect to each Company Benefit Plan required to be listed on Section 4.14(a) of the Disclosure Schedule: (i) each such Company Benefit Plan has been administered in compliance in all material respects with its terms and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws (including reporting and disclosure obligations and health care continuation coverage obligations pursuant to COBRA), (ii) all contributions or premiums required to be made or paid by the Company and its Affiliates to the Company Benefit Plans have been made or paid in a timely fashion in accordance with the terms of the Company Benefit Plans and any applicable Law or Contract, and all employee contributions to the Company Benefit Plans required to be made by way of authorized payroll deduction have been properly withheld by the Company and its Affiliates and fully paid into the Company Benefit Plans when due, and (iii) there are no material proceedings, claims or suits pending or, to the Company’s Knowledge, threatened by any Governmental Entity or by any participant or beneficiary (other than routine claims for benefits) against any of the Company Benefit Plans.

(c) Each Company Benefit Plan that is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has either (i) received a favorable determination letter from the IRS as to its qualified status or (ii) may rely upon a favorable prototype opinion letter from the IRS, and to the Company’s Knowledge, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, except for such facts or events that can be remedied without material liability to the Company.

(d) Except as required by applicable Law or as set forth in Section 4.14(d) of the Disclosure Schedule, no Company Benefit Plan provides any retiree medical, dental or life insurance benefits to any Person. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code or a “multiple employer plan” within the meaning of Sections 4063, 4064 or 4066 of ERISA. Except for the Multiemployer Plans required to be listed in Section 4.14(e) of the Disclosure Schedule, neither the Company nor any of its ERISA Affiliates has ever maintained, sponsored, participated in or contributed to any Employee Benefit Plan subject to Title IV of ERISA, including any multiemployer plan (as defined in Section 3(37) of ERISA), or other Employee Benefit Plan subject to Title IV of ERISA.

(e) Section 4.14(e) of the Disclosure Schedule sets forth a true and complete list of each Multiemployer Plan to which the Company or any of its ERISA Affiliates is (or, within the past six years, was previously) required to make contributions or has any express or contingent liability (each a “Multiemployer Plan”). The Company and each of its ERISA Affiliates have timely made all contributions required to be made by it to each Multiemployer Plan under the terms of the Multiemployer Plan and/or the applicable collective bargaining agreement that governs such contribution obligation. Except as otherwise set forth on Section 4.14(e) of the Disclosure Schedule, neither the Company nor any of its ERISA Affiliates, (a) have incurred or triggered either a complete or partial withdrawal (as defined in section 4203 or 4205 of ERISA) from any Multiemployer Plan or (b) have any Knowledge as of the date hereof of any facts that would give rise to a partial withdrawal from any such plan by the Company or any of its ERISA Affiliates. For each Multiemployer Plan, the Company has made available to Purchaser (a) true and correct copies of all material correspondence provided to it from each such Multiemployer Plan relating to its funded status, or relating to or describing the existence of any minimum funding violation or application for waiver of a minimum funding violation, (b) copies of any participation agreements entered into between the Company or any of its ERISA Affiliates and the Multiemployer Plan, (c) for any Multiemployer Plan for which the Company or any of its ERISA Affiliates has been assessed any withdrawal liability, copies of (i) the notice and assessment, (ii) the payment schedule, and (iii) if applicable, the request for review and final determination, and (d) a copy of a letter from the administrator of the Multiemployer Plan setting forth the estimated withdrawal liability that would be imposed by the Multiemployer Plan if the Company or its ERISA Affiliates, as applicable, were to withdraw from the Multiemployer Plan in a complete withdrawal, in the plan year specified in the most recently obtained estimate, if any, and the factors and methods used to determine such estimate. To the Knowledge of the Company, there has been no material change in the financial condition of any Multiemployer Plan, in any actuarial assumption or computation method or in the benefits under any Multiemployer Plan since the end of the period upon which such estimate was based which, individually or in the aggregate, would materially increase such liability.

(f) Section 4.14(f) of the Disclosure Schedule sets forth information from the actuarial reports in the Company’s possession regarding the status of any unfunded liability under any Company Benefit Plan that is a pension plan, as defined under applicable Law. No changes have occurred since the date of the most recent actuarial report provided to the Purchaser in respect of such pension plan(s) which makes such report misleading in any material respect and, since the date of such report, the Company and its Affiliates have not made or granted or committed to make or grant any benefit improvements to which members of the pension plan(s) are or may become entitled which are not reflected in such actuarial report. The booklets, brochures, summaries, descriptions and manuals prepared for, and circulated to, the employees of the Company and its Affiliates concerning each Company Benefit Plan that is a pension plan, together with all written communications of a general nature provided to such employees, accurately describe the benefits provided under each such Company Benefit Plan. No event has occurred respecting any registered Company Benefit Plan that would entitle any Person or Government Entity (without the consent of the Company) to cause the wind-up or termination of such Company Benefit Plan in whole or in part.

(g) All benefits, contributions and premiums required by and due under the terms of each Company Benefit Plan or applicable Laws have been timely paid in accordance with the terms of such Company Benefit Plan, the terms of all applicable Laws and GAAP.

(h) Except as set forth in Section 4.14(h) of the Disclosure Schedule, the Company has no obligation to reimburse or otherwise “gross-up” any Person for any Taxes or any interest or penalty related thereto in connection with any Company Benefit Plan.

4.15. Labor and Employment.

(a) Section 4.15(a) of the Disclosure Schedule contains a complete and correct list of all material Collective Bargaining Agreements to which the Company or any of its Subsidiaries is party. To the Knowledge of the Company, there are no organizational efforts presently being made involving employees of the Company or any of its Subsidiaries.

(b) Except as set forth on Section 4.15(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is the subject of any material Action that asserts that the Company or any of its Subsidiaries has violated a Collective Bargaining Agreement or committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization, trade union, employee association or similar entity, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past three years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(c) The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any employee of the Company or any of its Subsidiaries or any third party (including any labor union or labor organization) to any payments under any of the Collective Bargaining Agreements.

(d) The Company and each of its Subsidiaries is in compliance in all material respects with applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity and pay equity Laws), human rights, accessibility, terms and conditions of employment, workers’ compensation, occupational safety and health, immigration and wages and hours.

(e) Neither the Company nor any of its Subsidiaries is delinquent in any payments to any of their respective employees, former employees, contractors or former contractors, or other Persons who have performed services for the Company or any of its Subsidiaries or are otherwise entitled to receive remuneration for work or services provided to the Company for any wages, salaries, commissions, bonuses or other compensation for any services performed for the Company or any of its Subsidiaries. All such individuals are, and have been, correctly classified as exempt or nonexempt for purposes of the Fair Labor Standards Act or any other similar law, and no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Employee Benefit Plan.

(f) Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar foreign, state or local Law that remains unsatisfied.

(g) Section 4.15(g) of the Disclosure Schedule (an updated copy of which shall be provided to Purchaser at least ten (10) calendar days in advance of the Closing) sets forth (i) a true and complete list of all of the employees of the Company and any of its Subsidiaries as of the date hereof; (ii) the base compensation (salary or wage rate) and target bonus of each such employee; (iii) the title, position and/or job classification, date of hire, credited service or seniority, full-time versus part-time status, active or leave status, and location of each such employee; and (iv) in relation to employees, a statement of whether each position or job classification is exempt or nonexempt for purposes of the Federal Fair Labor Standards Act.

(h) Each individual that renders services to the Company who is classified by the Company as having the status of an independent contractor or other nonemployee status for any purpose (including for purposes of taxation and tax reporting and under the Company Benefit Plans) is properly so classified.

4.16. Insurance Policies. Section 4.16 of the Disclosure Schedule contains a complete list of all material insurance policies carried as of the date hereof by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid (collectively, the “Insurance Policies”). All insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect except as would not reasonably be expected to result in a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Insurance Policies provide coverage in such amounts and with respect to such risks and losses as is adequate for the respective businesses and operations of the Companies and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any Insurance Policy that has not been cured by the payment of premiums that are due. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all premiums and other amounts payable to date by or on behalf of the Company or its Subsidiaries under the Insurance Policies have been paid and the Company and its Subsidiaries have complied with the other terms and provisions of the Insurance Policies. The insurance coverage provided by the Insurance Policies (including as to deductibles) is substantially consistent with the Company’s past practices.

4.17. Environmental Matters. Except as disclosed in Section 4.17 of the Disclosure Schedule: (a) the Company and each of its Subsidiaries possess all material Licenses required under Environmental Laws, and, to the Knowledge of the Company, each of the Company and its Subsidiaries is and for the three (3) years prior to the date of this Agreement has been in material compliance with Environmental Laws and Licenses; (b) neither the Company nor any of its Subsidiaries has received written notice of actual or threatened liability under Environmental Laws from any Governmental Entity or from any other Person for a Release of Hazardous Materials at any location; (c) neither the Company nor any of its Subsidiaries has entered into any consent decree or order pursuant to any Environmental Law, and neither the Company nor any of its Subsidiaries is a party to any judgment, decree or judicial or administrative order pursuant to any Environmental Law; (d) to the Company’s Knowledge, there has been no Release of Hazardous Materials on or from the Real Property that requires (i) notification to any Governmental Entity for which such required notification has not been given, or (ii) remediation under Environmental Laws; and (e) neither the Company nor any of its Subsidiaries has paid any fine or penalty within the three (3) years prior to the date of this Agreement for a violation of any Environmental Law.

4.18. Intellectual Property.

(a) Section 4.18(a) of the Disclosure Schedule contains a correct and complete list of all (i) Company Registered Intellectual Property, (ii) material unregistered Intellectual Property (including trademarks and service marks) owned by the Company and any of its Subsidiaries (provided that trade secrets and copyrightable material need only be identified sufficiently to identify them and not in detail and Company Proprietary Software is listed per clause (iii)); and (iii) material Company Proprietary Software.

(b) Except as set forth in Section 4.18(b) of the Disclosure Schedule, no Company Proprietary Software or other Intellectual Property owned by the Company or any of its Subsidiaries is subject to any proceeding or outstanding consent, decree, order or judgment (i) restricting in any manner the use, registration, transfer, licensing or enforceability thereof by the Company or any of its Subsidiaries or (ii) that may affect the ownership, validity, use registration, transfer, licensing or enforceability thereof. Neither the Company nor any Subsidiary has received written notice of any claim from any third party that any Company Proprietary Software, other Company Intellectual Property or operations of the Company or any Subsidiary infringes, misappropriates or otherwise violates the Intellectual Property of any third party.

(c) Each item of Company Registered Intellectual Property is subsisting and in full force and, to the Knowledge of the Company, valid and enforceable. Except as set forth in Section 4.18(c) of the Disclosure Schedule, all necessary registration, maintenance and renewal fees currently due and owing in connection with Company Registered Intellectual Property have been paid and all necessary documents, ownership recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and recording ownership by the Company or any of its Subsidiaries of such Company Registered Intellectual Property.

(d) The Company is the sole and exclusive owner of each item of Intellectual Property listed on Section 4.18(a) of the Disclosure Schedule, free and clear of any Liens, and the Company either solely and exclusively owns free and clear of any Liens or has a valid right to use pursuant to an IP License all other material Intellectual Property used by the Company or any of its Subsidiaries.

(e) The operations of the Company and its Subsidiaries as currently conducted, including the Company’s and its Subsidiaries’ products, services and Intellectual Property listed, do not infringe, misappropriate or otherwise violate the Intellectual Property of any third party, except as would not reasonably be expected to result in a Material Adverse Effect.

(f) The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any IP Contract or any other Contract granting the Company or any of its Subsidiaries rights in the Company Intellectual Property or any other right of the Company in Company Intellectual Property, except as would not reasonably be expected to result in a Material Adverse Effect.

(g) Except as set forth in Section 4.18(g) of the Disclosure Schedule, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property that is owned by the Company or any of its Subsidiaries.

(h) The Company and its Subsidiaries have taken reasonable steps to protect their respective rights in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any Subsidiary. Except under valid Contracts to which the relevant Company or Subsidiary is a party pursuant to which such third parties are obligated to maintain the confidentiality of such information, there has not been any disclosure by the Company or any Subsidiary of any material Confidential Information or any such trade secret or confidential information of third parties, except as would not reasonably be expected to result in a Material Adverse Effect.

(i) Except as set forth in Section 4.18(i) of the Disclosure Schedule, all Company Proprietary Software and all other Intellectual Property which the Company or any Subsidiary owns was developed by (i) an employee of the Company working within the scope of his or her employment at the time of such development, or (ii) agents, consultants, contractors or other Persons who have executed appropriate written instruments of assignment in favor of the Company as assignee, in each case, that have conveyed to the Company ownership of all intellectual property rights in such Company Proprietary Software and Company Intellectual Property.

(j) Except as would not reasonably be expected to result in a Material Adverse Effect, the Company Software (i) is in satisfactory working order and is scalable to meet current and reasonably anticipated capacity; (ii) has appropriate security, back-ups, disaster recovery arrangements and hardware and software support and maintenance to minimize the risk of material error, breakdown, failure or security breach occurring and if such event does occur, to address and remedy any material disruption to the operations of the Company and its Subsidiaries; (iii) is configured and maintained to minimize the effects of viruses and to detect trojan horses, spyware, adware, malware or other malicious code; (iv) has not suffered any material error, breakdown, failure or security breach in the last twenty-four (24) months; and (v) is owned by the Company or used pursuant to a valid license or other enforceable right and is not a “bootleg” version or unauthorized copy. No Open Source Software is or has been used in any way in the Company Proprietary Software.

4.19. Brokers, Finders and Investment Bankers. Except for the retention of Credit Suisse Securities (USA) LLC, none of the Company or any of its Affiliates has retained any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

4.20. Officers and Select Employees. Section 4.20 of the Disclosure Schedule contains a correct and complete list of (a) all of the executive officers of the Company and each of its Subsidiaries and (b) all of the other employees of the Company and each of its Subsidiaries as of the date hereof who have received a base salary in excess of Two Hundred Thousand Dollars ($200,000) for the twelve (12)-month period ended June 30, 2017, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any Employment Agreement. There is no existing material default or material breach of the Company or any of its Subsidiaries, as applicable, under any Employment Agreement with respect to the individuals described in the preceding sentence (or event or condition that, with notice or lapse of time or both would constitute a material default or material breach).

4.21. Transactions with Affiliates. Except (a) as set forth in Section 4.21 of the Disclosure Schedule, and (b) with respect to compensation received as employees, no Stockholder, officer or director of the Company, any of its Subsidiaries or any Affiliate of any of them, and no Person with whom any such Stockholder, officer or director has any direct or indirect relation by blood, marriage or adoption, has any interest in: (i) any material Contract with, or relating to, the Company or any of its Subsidiaries or the material properties or assets of the Company or any of its Subsidiaries; (ii) any material Contract for or relating to the Company or any of its Subsidiaries or the material properties or assets of the Company or any of its Subsidiaries; or (iii) any material property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any of its Subsidiaries.

4.22. State Takeover Laws. The restrictions on “business combinations” set forth in Section 203 of the DGCL and all other “moratorium,” “control share,” “fair price,” “interested stockholder” or other similar anti-takeover statutes or regulations enacted under any Laws (any such Laws, “Takeover Statutes”) are inapplicable to Company or any of its Subsidiaries with respect to the Merger and the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE

PURCHASER AND MERGER SUB

The Purchaser and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

5.1. Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, and as of the Effective Time, will have engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated by this Agreement. The Purchaser owns, and immediately prior to the Effective Time shall continue to own, of record and beneficially, all outstanding shares of capital stock of Merger Sub.

5.2. Authorization. The Purchaser and Merger Sub each have all necessary corporate power and authority to execute and deliver this Agreement and each Purchaser Ancillary Document and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Purchaser and Merger Sub of this Agreement and the Purchaser Ancillary Documents, and the consummation by them of the Merger, have been duly authorized and approved by each of the Purchaser’s and Merger Sub’s board of directors, and except for obtaining the requisite stockholder approval of Merger Sub, no other corporate action on the part of the Purchaser or Merger Sub is necessary to authorize the execution, delivery and performance by the Purchaser or Merger Sub of this Agreement and the Purchaser Ancillary Documents, and the consummation by them of the Merger. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents shall be, duly executed and delivered by each of the Purchaser and Merger Sub and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, do or will, as the case may be, constitute the valid and binding agreement of each of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with their terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

5.3. Absence of Restrictions and Conflicts.

(a) The execution and delivery by the Purchaser and Merger Sub of this Agreement and the Purchaser Ancillary Documents does not, and the performance of their respective obligations hereunder and thereunder will not, (i) conflict with or violate the certificate of incorporation, bylaws or other comparable governing documents of the Purchaser or Merger Sub, (ii) assuming that all consents, approvals, authorizations, waiting period terminations or expirations and other actions described in Section 5.3(b) have been obtained and all filings and obligations described in Section 5.3(b) have been made, conflict with or violate any Law applicable to the Purchaser or Merger Sub, or by which any material property or asset of the Purchaser or Merger Sub, is bound and (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any material property or material asset of the Purchaser or Merger Sub, in all cases, pursuant to any of the terms, conditions or provisions of any (A) Contract applicable to the Purchaser or Merger Sub or (B) judgment, decree or order of any Governmental Entity, to which the Purchaser or Merger Sub is a party or, to the Knowledge of the Purchaser, by which the Purchaser, Merger Sub or any of their respective material properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The execution and delivery by the Purchaser and Merger Sub of this Agreement do not, and the performance of their obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except for (i) the pre-merger notification requirements of the HSR Act, (ii) the Competition Act Approval, (iii) the Canada Transportation Act Clearance, and (iv) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware.

5.4. Capitalization of Merger Sub; Common Stock Ownership.

(a) The authorized capital stock of Merger Sub consists solely of 1,000 shares of Common Stock, par value $0.01 per share, all of which are duly authorized, validly issued, fully paid and nonassessable. All of the issued and outstanding capital stock of Merger Sub has been at all times (at the Effective Time, will be) owned by the Purchaser. Merger Sub has not conducted any business activities of any type or kind whatsoever other than those incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.

(b) None of Purchaser or Merger Sub or their respective controlled affiliates own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Common Stock, and none of Purchaser, Merger Sub or their respective controlled affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

5.5. Financial Capacity. The Purchaser will have, at the Closing on the Closing Date, sufficient funds available to pay all amounts to be paid by the Purchaser in connection with this Agreement and the transactions contemplated hereby. In no event shall the receipt or availability of any Debt Financing by the Purchaser or any Affiliate thereof be a condition to any of the Purchaser’s obligations hereunder.

5.6. Legal Proceedings. There is no suit, action, claim, arbitration or proceeding by or before any Governmental Entity pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, any of its subsidiaries (including Merger Sub) or any property of any of such Persons which would reasonably be expected to prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

5.7. Financing. The Purchaser has delivered to the Company a true, accurate and complete copy of a fully executed debt commitment letter, dated as of the date hereof (together with all annexes, schedules and exhibits thereto) from the Debt Financing Sources named therein to the Purchaser (collectively, the “Debt Financing Commitment Letter”), pursuant to the terms, but subject to the conditions, of which the Debt Financing Sources parties thereto have committed to provide the Purchaser and Merger Sub with debt financing (the “Debt Financing”). The Debt Financing Commitment Letter has not been amended, modified or waived in any manner prior to the date of this Agreement and, as of the date of this Agreement, no such amendment, modification or waiver is pending or contemplated (other than amendments or joinders to be entered into to add additional Debt Financing Sources). Neither the Purchaser nor any of its subsidiaries has entered into any side letter or other agreement relating to the funding of the Debt Financing, other than as set forth in the Debt Financing Commitment Letter and the fee letters related thereto, and there are no arrangements related to the Debt Financing that would be reasonably be expected to adversely affect the availability of the Debt Financing. The proceeds of the Debt Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), together with cash on hand and any long-term debt financing that replaces all or a portion of the Debt Financing (each such debt financing, a “Replacement Financing”, and collectively, the “Replacement Financings”), will be sufficient for the payment of the Merger Consideration when due on the Closing. As of the date of this

Agreement, the commitments contained in the Debt Financing Commitment Letter have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, the Debt Financing Commitment Letter is in full force and effect and represents a valid, binding and enforceable obligation of the Purchaser and, to the Knowledge of Purchaser, each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions precedent set forth in the Debt Financing Commitment Letter (the “Financing Conditions”) except as limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws in effect which affect the enforcement of creditors’ rights generally. The Purchaser has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Purchaser, or, to the Knowledge of the Purchaser, any other party thereto, under the Debt Financing Commitment Letter. Regardless of whether the Debt Financing is obtained, the Purchaser represents and acknowledges that, under the terms of this Agreement, Purchaser’s obligation to complete the Merger is not in any way contingent upon or otherwise subject to the Purchaser’s consummation of any financing arrangements, Purchaser’s obtaining of any financing or the availability, grant, provision or extension of any financing to Purchaser.

5.8. Reliance; Inspection. The Purchaser has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning, the Company, its Subsidiaries, the Merger and the transactions contemplated by this Agreement. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated hereby, each of the Purchaser and Merger Sub represents, warrants and agrees that it has (a) relied solely upon the representations and warranties of the Company set forth in Article IV and acknowledges that (i) such representations and warranties are the only representations and warranties made by the Company and its Subsidiaries and (ii) no representations or warranties whatsoever, express or implied, are made by the Stockholders, their Representatives or any Person other than the Company and (b) not relied upon any other information provided by, for or on behalf of the Company or any of its Subsidiaries, or their respective Representatives, to the Purchaser, Merger Sub or any of their Representatives in connection with the transactions contemplated by this Agreement. The Purchaser has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to (x) any future projections, business plan information, estimates, forecasts, budgets, proforma financial information or other similar statements communicated (orally or in writing) or provided to the Purchaser or any of its Representatives of future revenues, profitability, expenses or expenditures, future results of operations (or any component thereof) or future cash flows of the Company and its Subsidiaries or (y) any other information, documents or other materials (including any such materials contained in any virtual data room or reviewed by the Purchaser or any of its Affiliates or Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Purchaser or any of its Affiliates or Representatives except, in each case, the representations and warranties of the Company set forth in Article IV.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

6.1. Ordinary Course Conduct of Business by the Company.

(a) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement, except as (w) otherwise expressly contemplated by this Agreement, (x) required by applicable Laws (y) set forth in Section 6.1 of the Disclosure Schedule or (z) consented to in writing by Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in compliance, in all material respects, with all applicable Laws, and will, and will cause each of its Subsidiaries to, use its reasonable best efforts to preserve intact its present business organization, maintain in effect all of its Licenses, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with Governmental Entities, customers, distributors, lenders, partners, suppliers and others having material business associations with it or its Subsidiaries. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (w), (x), (y) and (z), from the date of this Agreement until the Effective Time, the Company will not and will not permit its Subsidiaries to do any of the following:

(i) adopt or propose any change in its articles of incorporation or bylaws or such other similar applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate;

(iii) other than capital expenditures covered by clause (x) below, acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the Ordinary Course from any other Person with a value or purchase price in the aggregate in excess of Ten Million Dollars ($10,000,000) in any transaction or series of related transactions;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance, sale, pledge, disposition, grant, transfer, lease, license, guaranty or encumbrance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary) or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any material Lien on any of the assets including any material owned Intellectual Property, other than Permitted Liens;

(vi) make any loans, advances or capital contributions to, guarantees of or investments in any Person (other than (1) between or among the Company and/or one or more direct or indirect wholly owned Subsidiary of the Company or (2) advances made in the Ordinary Course to employees of the Company and its Subsidiaries for reimbursement of routine travel or business expenses in accordance with the terms of the applicable policy in effect on the date of this Agreement);

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends paid by any wholly owned Subsidiary to the Company or to any other wholly owned Subsidiary, (B) distributions to the Stockholders to provide them with funds to pay Tax liabilities, or (C) regularly scheduled quarterly distributions to the Stockholders);

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or securities convertible or exchangeable into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(ix) incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for Indebtedness (A) that is to be paid off in full and without penalty at or prior to the Effective Time and (i) incurred in Ordinary Course pursuant to existing Contracts, or (ii) incurred to replace, renew, extend, refinance or refund any existing Indebtedness of the Company or any of its Subsidiaries, (B) incurred as intercompany Indebtedness solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or (C) Indebtedness not to exceed Ten Million Dollars ($10,000,000) in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries that is to be paid off in full and without penalty at or prior to the Effective Time other than in accordance with clauses (A) through (B);

(x) make or authorize any capital expenditures or series of related capital expenditures that are not in the Ordinary Course;

(xi) (A) except as required by Law (including the legal obligation under the National Labor Relations Act or similar national and provincial Canadian laws to bargain in good faith to reach a labor contract with a labor organization that has been certified as the bargaining agent for the designated employee group), enter into any Contract that would have been a Company Contract had it been entered into prior to this Agreement or (B) amend or modify in a material manner or terminate any Company Contract, or cancel, modify in a material manner or waive any debts, rights, or claims thereunder (other than as permitted pursuant to Section 6.1(a)(ix));

(xii) make any changes with respect to accounting policies or procedures, except as required by changes in applicable GAAP;

(xiii) (A) waive, release, settle or compromise any pending Action against the Company or any of its Subsidiaries other than settlements or compromises of any Action (1) in which the amount paid by or on behalf of the Company or any of its Subsidiaries in settlement or compromise does not exceed $1,000,000 individually or $3,000,000 in the aggregate and (2) that would not impose any material restrictions on the business or operations of the Company or its Subsidiaries or (B) commence, join or appeal in any Action, other than in the Ordinary Course;

(xiv) (A) make or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes;

(xv) fail to use commercially reasonable efforts to maintain in full force and effect the Insurance Policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any Real Property and any material owned Intellectual Property), licenses, operations, product lines, businesses or interests of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, in each case except (1) in the Ordinary Course, (2) for sales of obsolete assets or (3) for transactions involving a de minimis amount of assets in the aggregate;

(xvii) fail to (A) operate all Real Property in the Ordinary Course, (B) maintain the facilities located on the Real Property in good condition and repair, reasonable wear and tear alone excepted, and (C) notify the Purchaser promptly of any (1) receipt of written notice of eminent domain proceedings or condemnation of or affecting any Real Property or any portion thereof, (2) receipt of written notice from any Governmental Entity or insurance underwriter relating to the condition, use or occupancy of any Real Property or any portion thereof, (3) receipt of written notice of any actual or threatened litigation affecting or relating to Real Property or any portion thereof, or (4) fire or other casualty causing substantial damage to any Real Property or any portion thereof;

(xviii) except as required pursuant to existing written Employee Benefit Plans in effect prior to the date of this Agreement or as otherwise required by applicable Law and except as contemplated by this Agreement, (A) pay, grant or provide any severance or termination payments or any other benefits to any director, officer or contractor of the Company or any of its Subsidiaries; (B) pay, grant or provide any severance or termination payments or any other benefits to any non-officer employee of the Company or any of its Subsidiaries, except in the Ordinary Course; (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus, incentive or retention payments to, or make any equity awards to any director, officer, contractor or employee of the Company or any of its Subsidiaries, except for increases in base salary in the Ordinary Course for employees who are not officers; (D) establish, adopt, amend or terminate any Company Benefit Plan or amend the terms of any outstanding equity-based awards; (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Employee Benefit Plan (except for accelerated long-term incentive payments to be made to certain employees of the Company on or prior to the Closing Date in an aggregate amount not in excess of One Million Dollars ($1,000,000), the payment of which shall be taken into account in connection with the preparation of the Estimated Closing Statement and the Proposed Final Closing Statement; (F) change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; (G) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or (H) hire or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of Two Hundred Thousand Dollars ($200,000), other than any such hire that is a replacement hire to fill a position in existence as of the date of this Agreement;

(xix) take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xx) agree, authorize or commit to do any of the foregoing actions or enter into any Contracts with respect to any of the foregoing actions.

(b) Nothing contained herein shall give to the Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations or businesses prior to the Effective Time, and the Company and its Subsidiaries shall exercise, consistent with the terms and conditions hereof, complete control and supervision of their operations and businesses until the Effective Time.

6.2. Inspection and Access to Information.

(a) During the period commencing on the date hereof and ending on the Closing Date, the Company and its Subsidiaries will, and will instruct their respective officers, directors, employees, counsel, accountants, investment bankers or other financial advisors, representatives and agents (collectively, “Representatives”), to provide the Purchaser and its Representatives reasonable access, during normal business hours, without interfering with the operation of the business of the Company and its Subsidiaries, to its premises, appropriate employees (including executive officers), properties, Contracts, commitments, books, records and other information (including personnel records as permitted by applicable Law, Tax Returns filed and Tax Returns in preparation) and will furnish to the Purchaser and its Representatives any and all available financial and operating data and other information pertaining to the Company or any of its Subsidiaries, in each case, as the Purchaser and its Representatives may reasonably request; provided, however, the Company, its Subsidiaries and their Representatives shall not be required to provide any information that (i) it reasonably believes, after consultation with outside legal counsel, it may not provide to the Purchaser by reason of contractual obligations of confidentiality or applicable Laws, (ii) would give rise to a material risk of the disclosure of competitively sensitive information or (iii) it reasonably believes, after consultation with outside legal counsel, would risk in any material respect waiving attorney-client privilege; provided, further, that (A) in such instances the Company shall inform the Purchaser of the general nature of the information being withheld and, upon the Purchaser’s request, reasonably cooperate with the Purchaser to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) through (iii) (including, in accordance with the last sentence of this Section 6.2(a)) and (B) no investigation pursuant to this Section 6.2 will affect or be deemed to modify any representation or warranty made by the Company herein; provided, further, that such investigation shall be conducted in accordance with all applicable Antitrust Laws and shall be at the Purchaser’s sole cost and expense. In addition, the Company may designate any competitively sensitive information provided to the Purchaser under this Agreement as being for “outside counsel only” and such information shall be given only to the outside counsel of the Purchaser and may not be shared with the Purchaser or its Representatives (other than such outside counsel).

(b) All information provided or obtained in connection with the transactions contemplated hereby will be held by the Purchaser in accordance with the letter agreement relating to confidentiality and nondisclosure obligations dated July 11, 2017 between the Purchaser and the Company (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms hereof and the Confidentiality Agreement, the terms hereof will govern.

6.3. Government Filings and Approvals.

(a) Each Party promptly shall, and in the case of any premerger notifications and related documentation required under the HSR Act, the Competition Act and the Canada Transportation Act, no later than ten (10) Business Days following the date hereof, make all filings and submissions and shall take all other actions necessary, proper or advisable under applicable Laws, with the exception of a Triggering Divestiture, to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby. Each Party shall furnish to the appropriate Governmental Entity all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby. Each of the Parties shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Entity having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Entity.

(b) Each Party shall promptly notify the other of any written notice or other communication received by such Party from any Governmental Entity in connection with the transactions contemplated hereby, and to the extent reasonably practicable, all discussions, telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of the Company and the Purchaser. No Party may extend, or take any action that would have the effect of extending, the applicable waiting period under the HSR Act, the Competition Act or the Canada Transportation Act without the prior written consent of each of the other Parties. Notwithstanding the foregoing, but without limitation thereof, Purchaser shall, in all cases in good faith consultation with the Company, (1) determine timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Entity, and (2) lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity under the HSR Act, the Competition Act and the Canada Transportation Act; provided, further, that the Purchaser shall in good faith consider all views and input provided by the Company.

(c) If any objections are asserted by any Governmental Entity or other Person with respect to the transactions contemplated hereby, or if any Governmental Entity challenges any of the transactions contemplated hereby as violative of any applicable Antitrust Law or the Canada Transportation Act or an order is issued enjoining the transactions contemplated hereby under any applicable Antitrust Law or the Canada Transportation Act, the Purchaser shall, subject to the provisions of this Section 6.3, use its reasonable best efforts to resolve any such objections or challenges as such Governmental Entity or other Person may have to such transactions under such Law or to have the order vacated, reversed or otherwise removed in accordance with applicable legal procedures with the goal of enabling the transactions contemplated by this Agreement to be consummated by the End Date, and the Company shall assist the Purchaser in effectuating the foregoing; provided, however, that the Purchaser shall not take any of the foregoing actions without the consent of the Company if such actions would bind the Company or any of its Subsidiaries to take any action (including paying money or entering into any other obligation) irrespective of whether the Closing occurs. The Purchaser shall, subject to the provisions of this Section 6.3, use its reasonable best efforts to seek to lift, reverse or remove any temporary restraining order, preliminary or permanent injunction or other order or decree that would otherwise give rise to a failure of any condition to the Closing of the transactions contemplated by this Agreement. Without in any way limiting its rights or obligations hereunder, the Purchaser acknowledges and agrees that it is the intent of the Purchaser to cause the Closing to occur as soon as reasonably practicable.

(d) Notwithstanding anything in this Agreement to the contrary, the Purchaser shall, to the extent necessary in order to obtain approval of any Governmental Entity or otherwise permit the transactions contemplated by this Agreement to be consummated on a timely basis, (i) cause any asset or business, or any portion of any asset or business, of the Purchaser, any of its Affiliates or, following the Closing, of the Company or any Subsidiary to be sold, divested or otherwise disposed of; (ii) enter into or cause any of its Affiliates or, concurrent with the Closing, the Company or any Subsidiary to enter into a voting trust agreement, proxy arrangement or other similar agreement or arrangement with respect to any asset or business or any portion of any asset or business; and (iii) agree to amendments to this Agreement as may be requested by the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the HSR Act, the Competition Commissioner under the Competition Act, the Governor-in-Council under the Canada Transportation Act or otherwise in order to facilitate clearance of the transactions contemplated by this Agreement under the HSR Act, the Competition Act and the Canada Transportation Act; provided, however, that nothing contained in this Agreement shall require the Purchaser to take, or cause to be taken, or commit to take, or commit to cause to be taken, any divestiture, sale or other disposition that would constitute a Triggering Divestiture. In no event shall the Company or any of its Subsidiaries be required to take, or commit to take, any of the actions required to be taken by the Purchaser pursuant to this Section 6.3(d).

(e) The Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering any judgment decree or order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such judgment decree or order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

6.4. Public Announcements. From the date of this Agreement until the Closing, each Party shall consult with the other Parties with respect to the timing and content of all announcements regarding this Agreement or the transactions contemplated hereby to the financial community, customers or the general public and shall use its reasonable best efforts to agree upon the text of any such announcement prior to its release; provided, however, that nothing herein shall be deemed to prohibit the parties from making any public disclosure that Purchaser or the Company, as applicable, deems necessary or appropriate under applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or stock market, in which case such Party required to make the release or announcement shall allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

6.5. Company Benefit Plans.

(a) With respect to employees of the Company and its Subsidiaries (and their dependents and beneficiaries where appropriate), (i) the Purchaser shall, at least through December 31, 2018, provide compensation and benefits on terms that are substantially comparable in the aggregate to the employee benefit plans, programs and arrangements of the Company in effect immediately prior to the Closing; (ii) the Purchaser shall assume and continue to maintain the Change of Control Severance Plans and shall not amend such plans (other than to increase benefits) within the 12 month period following Closing; and (iii) the Purchaser shall as of the Closing (A) recognize such employees’ employment service with the Company or its Subsidiaries (including credit for service with predecessor employers as currently recognized under the applicable Company Benefit Plans) for participation, vesting and benefit eligibility purposes under any Employee Benefit Plan that the Purchaser may provide to such employees, (B) not require such employees, in the plan year in which the Closing occurs, to satisfy any deductible, co-payment, out of pocket maximum or similar requirement under any Employee Benefit Plan that the Purchaser may provide to such employees to the extent of amounts previously credited for such purposes under the applicable plans of the Company and its Subsidiaries, (C) not apply to such employees any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any Employee Benefit Plan that the Purchaser may provide to such employees to the extent waiting periods, pre-existing conditions, exclusions and requirements were satisfied under the corresponding Company Benefit Plans and (D) honor in full all accrued but unused vacation accrued in accordance with Company policy and recognize pre-Closing and post-Closing service with the Company or its Subsidiaries (including credit for service with predecessor employers as currently recognized under the applicable Company’s Employee Benefit Plans) for purposes of accrual of vacation following the Closing Date.

(b) The Company shall remain solely responsible for the satisfaction of all claims for medical, dental, life insurance, health accident or disability benefits brought by or in respect of current or former employees, officers, directors, independent contractors or consultants or the spouses, dependents or beneficiaries thereof, which claims relate to events occurring on or prior to the Closing Date under the Company Benefit Plans. The Company shall pay, or cause to be paid, all such amounts to the appropriate persons as and when due.

(c) All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective Parties and shall not create any right in any other Person, including any employee or former employee of the Company or any of its Subsidiaries or any participant or beneficiary in any Company Benefit Plan. Nothing contained in this Agreement shall be deemed to constitute an amendment to any Employee Benefit Plan.

6.6. Directors’ and Officers’ Indemnification.

(a) From and after the Closing Date, the Purchaser shall cause the Company to continue to indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers, employees or agents of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation with respect to any acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time on or prior to the Closing Date. The Purchaser agrees that all rights of such Persons to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of its Subsidiaries shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of such indemnitees unless such modification is required by applicable Law. In addition, the Purchaser shall cause the Company to pay any expenses of any such indemnitee under this Section 6.6 as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) The Purchaser agrees that (i) the certificate of incorporation and the bylaws or comparable organizational documents of the Company and its Subsidiaries after the Closing shall contain provisions with respect to indemnification and exculpation from liability that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the certificate of incorporation and bylaws or comparable organizational documents of the Company and its Subsidiaries, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing Date in any manner that would adversely affect the rights thereunder of Persons who at or prior to the Closing were directors, officers, employees or agents of the Company or any of its Subsidiaries, unless such modification is required by applicable Law, and (ii) all rights to indemnification as provided in any indemnification agreements with any current or former directors, officers and employees of the Company or any of its Subsidiaries as in effect as of the date hereof with respect to matters occurring at or prior to the Closing shall survive the Closing.

(c) The Parties agree that the Purchaser (or a third party at the direction of the Purchaser), at the Purchaser’s sole expense, will pay at the Closing an amount sufficient to enable the Company to purchase “tail” coverage for a period of six (6) years following the Closing Date under the directors and officers liability insurance policy of the Company, as in effect on the Closing Date. The aggregate amount necessary to purchase such “tail” coverage shall be referred to as the “D&O Tail Premium.” In satisfying its obligation under this Section 6.6(c), the Purchaser shall not be obligated to pay aggregate premiums in excess of Two Hundred Percent (200%) of the amount paid by the Company in its last full fiscal year, it being understood and agreed that the Purchaser shall nevertheless be obligated to provide such coverage as may be obtained for such Two Hundred Percent (200%) amount.

(d) In the event the Purchaser or the Company or any of their respective Subsidiaries, successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall use its reasonable best efforts to ensure that proper provisions shall be made so that the successors and assigns of the Purchaser, the Company or their respective Subsidiaries (as applicable) assume the obligations set forth in this Section 6.6(b).

(e) This Section 6.6, which shall survive the Closing and shall continue for the periods specified herein, is intended to benefit any Person or entity referenced in this Section 6.6 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.6 (whether or not parties to this Agreement). The obligations of the Purchaser and the Surviving Corporation under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.6 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.6 applies shall be third party beneficiaries of this Section 6.6).

6.7. Tax Matters.

(a) Filing of Tax Returns.

(i) The Stockholder Representative shall, at Stockholders’ expense, prepare or cause to be prepared and file with the appropriate Governmental Entity or cause to be filed with the appropriate Governmental Entity all Pass-Through Tax Returns of the Company and its Subsidiaries for all Tax periods ending on or prior to the Closing Date, including but not limited to the Company’s final IRS Form 1120S Tax Return (the “Pre-Closing Pass-Through Tax Returns”). All such Pre-Closing Pass-Through Tax Returns shall be prepared substantially in accordance with past practice, except as otherwise required by applicable Law. No later than thirty (30) days prior to the due date (including extensions) for filing the Pre-Closing Pass-Through Tax Returns, the Stockholder Representative shall deliver the Pre-Closing Pass-Through Tax Returns to the Purchaser for its review, comment, and approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Purchaser shall provide its comments, in writing, on such Pre-Closing Pass-Through Tax Returns to the Stockholder Representative no later than fifteen (15) days after the Purchaser’s receipt of the draft of such Pre-Closing Pass-Through Tax Returns. The Stockholder Representative shall make such changes to the Pre-Closing Pass-Through Tax Returns as are reasonably requested by the Purchaser in such written request and that are in accordance with applicable Law.

(ii) The Purchaser shall prepare or cause to be prepared and file with the appropriate Governmental Entity or cause to be filed with the appropriate Governmental Entity all Tax Returns of the Company and the Subsidiaries other than the Pre-Closing Pass-Through Tax Returns. All Tax Returns (other than the Pre-Closing Pass-Through Tax Returns) of the Company and the Subsidiaries for Tax periods which end on or prior to the Closing Date (“Pre-Closing Returns”) or for Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Returns”) shall be prepared in good faith and in accordance with past practice, except to the extent inconsistent with applicable Law. For the avoidance of doubt, the Purchaser may, in its sole discretion, cause the Company or any of its Subsidiaries to make the elections referred to in subsection 256(9) of the Tax Act and the comparable provisions of any applicable Law of any province or territory of Canada, and to file such elections in respect of the Corporation’s or Subsidiary’s, as the case may be, taxation year ending immediately before the Closing under the Tax Act. No later than thirty (30) days prior to the due date (including extensions) for filing any Pre-Closing Returns or Straddle Returns, the Purchaser shall deliver the Pre-Closing Returns and the Straddle Returns to the Stockholder Representative for review, comment and approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Stockholder Representative shall provide its comments, in writing, on such Pre-Closing Returns or Straddle Returns to the Purchaser no later than fifteen (15) days after the Stockholder Representative’s receipt of the drafts of such Tax Returns. The Purchaser shall make such changes to the Pre-Closing Returns and the Straddle Returns as are reasonably requested by the Stockholder Representative in such written request and that are in accordance with applicable Law. With respect to any Pre-Closing Return or Straddle Return, the Stockholder Representative shall remit (on behalf of the Stockholders) to the Purchaser at least five (5) days prior to the due date for filing such Pre-Closing Return or Straddle Return all Pre-Closing Taxes payable with respect to any Pre-Closing Return or Straddle Return, except to the extent such Taxes have been included or reflected as a negative adjustment in Closing Date Net Working Capital.

(iii) All Tax deductions for Transaction Expenses, the Closing Date Company Payment Amount, Taxes incurred in connection with the Closing Date Company Payment Amount, and interest, prepayment or other penalties, expenses or other amounts paid with respect to Closing Date Indebtedness, shall be allocable to the Pre-Closing Tax Period, to the extent permitted by applicable Law.

(iv) The Stockholder Representative and the Purchaser shall attempt in good faith to resolve any disputes regarding the Pre-Closing Pass-Through Tax Returns, the Pre-Closing Returns and the Straddle Returns prior to the due date (including extensions) of such Tax Returns. In the event that the Stockholder Representative and the Purchaser are unable to resolve any such dispute by the date five (5) days prior to the due date for such Tax Return, they shall submit such dispute to the Arbitrator, and the resolution of such dispute by the Arbitrator shall be conclusive and binding on the parties. If the Arbitrator is unable to resolve any disputed items before the due date for filing the applicable Tax Return (after giving effect to validly obtained extensions of time to make such filings) (a “Contested Tax Return”), the Tax Return as prepared by the party initially charged with the preparation of such Tax Return pursuant to Section 6.7(a)(i) or Section 6.7(a)(ii) above shall be executed and duly and timely filed with the appropriate Governmental Entity. Upon the resolution by the Arbitrator of the disputed items, such Contested Tax Return shall be amended, to the extent required in the judgment of the Arbitrator, to reflect the Arbitrator’s resolution of such items, and such Tax Return, as revised to reflect such resolution (“Resolved Tax Return”), shall be executed and duly and timely filed with the appropriate Governmental Entity. Corrective adjustments shall be made to the payments made by or on behalf of the Stockholders pursuant to Section 6.7(a)(i) or Section 6.7(a)(ii) to reflect the changes made to the Contested Tax Return through the Resolved Tax Return in accordance with the Tax payment and reimbursement principles set forth in Section 6.7(a)(i) and Section 6.7(a)(ii).

(b) Straddle Period. In the case of any Straddle Period (i) the amount of any property and similar ad valorem taxes that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such property and similar ad valorem taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of all other Taxes, the amount of such Taxes (including those based on or measured by income or receipts, sales or use Taxes, employment Taxes, or withholding Taxes of the Company and the Company Subsidiaries) that relate to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

(c) Cooperation on Tax Matters. The Purchaser, the Company and the Stockholder Representative shall provide such cooperation and information, as and to the extent reasonably requested, in connection with the signing and filing of any Tax Return, amended Tax Return or claim for refund, determination of liability for Taxes or a right to refund of Taxes, or in conducting any audit, administrative or judicial proceeding, litigation or demand, claim or other proceeding with respect to Taxes (“Tax Proceeding”). Such cooperation and information shall include providing copies of all relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by taxing authorities, and relevant records concerning the ownership and Tax basis of property, which any such Party may possess. Each Party will retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters of the Company and the Subsidiaries for all Pre-Closing Tax Periods until 30 days after the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate, and will abide by all record retention agreements entered into with any taxing authority. Each Party shall make its employees or representatives reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Notwithstanding anything to the contrary set forth herein, no officer, director, or employee of Purchaser (or the Company or any of its Subsidiaries after the Closing or any of their Affiliates) shall be required to execute any penalties-of-perjury statement required to be prepared in connection with a Tax Proceeding or Tax Return if such individual is advised in writing by Purchaser’s legal counsel that that there is a more than immaterial risk that the execution of such statement by such individual will subject such individual to criminal or civil claim liability (after giving effect to any available exceptions or abatements with respect to any civil penalties).

(d) Amending Tax Returns. Except as otherwise required by an applicable Governmental Entity, neither the Purchaser nor the Company, nor any of their Affiliates, shall, without the prior written consent of the Stockholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed) amend or otherwise revise any Pre-Closing Pass-Through Tax Returns, Pre-Closing Returns or Straddle Returns of the Company or any Subsidiary.

(e) Tax Proceedings.

(i) Within a reasonable time (but not more than ten (10) days) after the Purchaser or the Company receives written notice of any Tax Proceeding relating to a Pre-Closing Pass-Through Tax Return of the Company or its Subsidiaries for Tax periods ending on or prior to the Closing Date and that involves solely Pass-Through Taxes of the Stockholders (a “Stockholder Pass-Through Tax Proceeding”), the Purchaser shall notify or cause the Company to notify the Stockholder Representative in writing of such Stockholder Pass-Through Tax Proceeding.

(ii) The Stockholder Representative shall have the right (but not the obligation), at its own expense, to control the defense of any Stockholder Pass-Through Tax Proceeding, including any Pre-Closing Tax Proceeding that is in process or pending at the Effective Time. Stockholder Representative shall notify Purchaser and the Company whether Stockholder Representative intends to control the defense of such Stockholder Pass-Through Tax Proceeding, which notice shall be given no later than twenty (20) days following Stockholder Representative’s receipt of notice of a Stockholder Pass-Through Tax Proceeding, and no later than thirty (30) days following the date of Closing in the case of a Stockholder Pass-Through Tax Proceeding that is in process or pending at the Effective Time. The Purchaser shall have the right to participate, at its own expense, in any Stockholder Pass-Through Tax Proceeding controlled by Stockholder Representative. The Purchaser shall notify the Stockholder Representative of the Purchaser’s intention to participate in such Stockholder Pass-Through Tax Proceeding no later than twenty (20) days following the Purchaser’s or the Company’s receipt of notice of the Stockholder Pass-Through Tax Proceeding. The Stockholder Representative shall not settle, compromise, or concede such Stockholder Pass-Through Tax Proceeding without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, delayed, or conditioned.

(f) Tax Refunds. The Stockholder Representative, on behalf of the Stockholders, shall be entitled to receive from the Purchaser or the Company or their Affiliate all refunds (or credits for overpayments) of Pre-Closing Taxes of the Company (including any interest and penalties thereon) to the extent such refund (or credit for overpayment) of Pre-Closing Taxes and interest and penalties thereon is not included or reflected as a positive adjustment in the Closing Date Net Working Capital and after full offset for any outstanding Pre-Closing Taxes as measured on a cumulative basis that are in excess of the amount of Pre-Closing Taxes paid by or on behalf of the Stockholders pursuant to Section 6.7(a)(i) and Section 6.7(a)(ii). Upon receipt of any refund (or credit for overpayment) of Pre-Closing Taxes (including any interest and penalties thereon) by the Purchaser, the Company or any of their Affiliates, the Purchaser will, and will cause the Company or any Affiliate to, deliver and pay over, by wire transfer of immediately available funds, the amount of such refund of Pre-Closing Taxes (or credit for overpayment) plus interest and penalties thereon to the Stockholder Representative for the benefit of the Stockholders (as reflective of the offset for any outstanding Pre-Closing Taxes described in the preceding sentence). Such payment shall be made to the Stockholder Representative no later than fifteen (15) days following the actual receipt by the Purchaser, the Company or any of their Affiliates of such refund or, in the case of a Tax credit, no later than fifteen (15) days after such credit is applied to actually reduce other Taxes of the Purchaser, the Company or their Affiliates then currently due.

(g) Transfer Taxes. Any sales, use, real estate transfer, stock transfer or similar transfer Tax (“Transfer Taxes”) payable in connection with the transactions contemplated by this Agreement shall be borne by the Purchaser.

(h) Characterization of Certain Payments. For all relevant Tax purposes, the Parties agree to treat the Adjustment Escrow Fund as an asset of the Purchaser and all interest and other earnings on the Adjustment Escrow Fund as earnings of the Purchaser (it being understood that this Tax characterization shall not affect which Person is entitled to such earnings). Unless otherwise required by a determination of a Governmental Entity that is final, no Party shall file a Tax Return, or take position during the course of any audit or other proceeding, that is inconsistent with such agreement.

6.8. Section 338(h)(10) Election.

(a) All of the Stockholders shall join with the Purchaser in making joint elections under Section 338(h)(10) of the Code and any comparable election under state or local Laws (collectively, the “338(h)(10) Election”) with respect to the transactions contemplated by this Agreement. The Stockholders and the Purchaser shall cooperate fully with each other in the making of the 338(h)(10) Election, including the filing of all required IRS forms and related forms under state and local Law. No later than three (3) days prior to the date of Closing, each Stockholder shall deliver to the Purchaser a fully executed Form 8023 (and any comparable forms required to be filed under state, local, or foreign tax Law) (the “Section 338(h)(10) Election Forms”). The Stockholders and Purchaser agree that the Merger Consideration shall be allocated among the assets of the Company for all purposes in a manner consistent with the allocation methodology set forth in Annex B to this Agreement (the “Purchase Price Allocation”).

(b) The Purchaser will initially prepare IRS Form 8883 (and any comparable forms required to be filed under state, local or foreign Law) and any additional data or materials required to be attached to the Section 338(h)(10) Election Forms or Form 8883 pursuant to the Treasury Regulations promulgated under Section 338 of the Code (the “Section 338 Forms”). The Purchaser shall prepare the Section 338 Forms in a manner which is consistent in all respects with the Purchase Price Allocation methodology set forth in Annex B. The Purchaser will deliver the Section 338 Forms to the Stockholder

Representative for review no later than 60 days prior to the date such forms are required to be filed. In the event the Stockholder Representative reasonably objects to the manner in which the Section 338 Forms have been prepared, the Stockholder Representative will notify the Purchaser within fifteen (15) days of receipt of the Section 338 Forms of such objection, and the parties will endeavor within the following fifteen (15) days to resolve such dispute in good faith. The failure of the Stockholder Representative to timely notify the Purchaser within this fifteen (15)-day period shall render the Section 338 Forms final and binding upon both parties. If the Stockholder Representative timely objects and the parties are unable to resolve such dispute within this fifteen-day period, the Purchaser, Stockholder Representative and the Stockholders will submit such dispute to the Arbitrator. The Arbitrator shall determine (based solely on representations of the Purchaser and the Stockholder Representative and not by independent review but in a manner consistent in all respects with the Purchase Price Allocation methodology set forth in Annex B) only those matters in dispute and will render a written report as to the disputed matters and the resulting preparation of the Section 338 Forms will be conclusive and binding upon the parties. The Company, the Purchaser and the Stockholders shall file their respective Tax Returns in all respects and for all purposes consistent with the Purchase Price Allocation and with the 338 Forms, and no Party shall take any position (whether in Tax Proceedings, Tax Returns or otherwise) that is inconsistent with the Purchase Price Allocation and the 338 Forms, unless required to do so hereunder or by an applicable Governmental Entity.

6.9. Notification of Events; Supplemental Disclosure.

(a) During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, the Purchaser shall promptly notify the Company in writing if the Purchaser becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its or Merger Sub’s representations or warranties had any such representation or warranty been made as of the time of the Purchaser’s discovery of such event, fact or condition and (ii) any material failure on its or Merger Sub’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or Merger Sub hereunder.

(b) During the period prior to the Closing Date or the earlier termination of this Agreement, the Company shall promptly notify the Purchaser in writing if the Company becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of the Company’s representations or warranties contained herein had such representation or warranty been made as of the time of the discovery of such event, fact or condition and (ii) any material failure on the part of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.10. Retention of Books and Records. The Purchaser shall cause the Surviving Corporation and its Subsidiaries to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Surviving Corporation and its Subsidiaries in existence at the Closing that are required to be retained under current retention policies for a period of seven (7) years from the Closing Date, and to make the same available after the Closing for inspection and copying by the Stockholder Representative or its Representatives at the Stockholder Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice.

6.11. Contact with Customers and Suppliers. Until the Closing Date, the Purchaser shall not, and shall cause its Representatives not to, contact or communicate with the employees, customers or suppliers of the Company or the Company’s Subsidiaries, or any other Persons having a business relationship with the Company or the Company’s Subsidiaries concerning the transactions contemplated hereby or any of the relationships between the Company and such Persons without the prior written consent of the Company.

6.12. Financing Cooperation.

(a) Subject to the right of the Purchaser to consummate a Replacement Financing or another financing contemplated by Section 6.12(c), the Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the Debt Financing contemplated by the Debt Financing Commitment Letter on or prior to the Closing Date on the terms and conditions described in the Debt Financing Commitment Letter, including using reasonable best efforts to: (i) maintain in effect the Debt Financing Commitment Letter and any Definitive Debt Financing Agreements and comply with its obligations thereunder; (ii) satisfy (or, if deemed advisable by Purchaser, seek a waiver of) on a timely basis all conditions to the funding of the Debt Financing (including the Financing Conditions) set forth in the Debt Financing Commitment Letter and the Definitive Debt Financing Agreements, in each case, within the control of Purchaser and required to be satisfied by it; (iii) negotiate and enter into definitive debt financing agreements on a timely basis on the terms and subject to the conditions contemplated by the Debt Financing Commitment Letter (including, if necessary, any “flex” provisions) (the “Definitive Debt Financing Agreements”); and (iv) if the Debt Financing is necessary to consummate the transactions contemplated hereby and the conditions set forth in Section 7.1, Section 7.2 and Section 7.3 and the Financing Conditions have been satisfied or, upon funding would be satisfied, enforce all of its rights under the Debt Financing Commitment Letter or the Definitive Debt Financing Agreements and cause the Debt Financing Source to fund the full amount of the Debt Financing. The Purchaser shall give the Company prompt written notice (A) of, to the knowledge of the Purchaser, any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to the Debt Financing Commitment Letter, (B) if and when, to the knowledge of Purchaser, any portion of the Debt Financing contemplated by the Debt Financing Commitment Letter may not be available on the Closing Date for the purposes of consummating the transactions contemplated by this Agreement, and (C) of any expiration or termination of the Debt Financing other than an expiration or termination in accordance with the terms of the Debt Financing Commitment Letter. Upon the reasonable request of the Company, the Purchaser shall keep the Company informed on a reasonably current basis with reasonably detailed information about the status of its efforts to obtain the Debt Financing contemplated by the Debt Financing Commitment Letter and the Replacement

Financings, if any, and provide to the Company copies of all material definitive documents related to the Debt Financing (provided, however, any fee letter may be customarily redacted in respect of (x) fee amounts and pricing and (y) terms of any market flex in a manner reasonably satisfactory to the Debt Financing Source). If the Debt Financing is necessary to consummate the transactions contemplated hereby, then neither the Purchaser nor any of its subsidiaries shall take any action that could reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby, including the Debt Financing.

(b) Prior to the Closing, the Purchaser shall not, and shall not permit Merger Sub to, agree to or permit any termination, amendment or other modification of the Debt Financing Commitment Letter or Definitive Debt Financing Agreements if such termination, amendment or modification (i) reduces the aggregate amount of proceeds of the Debt Financing (including by way of increased OID or fees) necessary to pay the Merger Consideration or (ii) imposes new or additional conditions or otherwise modifies any of the Financing Conditions or other terms in a manner that would reasonably be expected to (x) materially delay or prevent the Closing or (y) make the timely funding of the Debt Financing or satisfaction of the Financing Conditions materially less likely to occur, other than, in each case, (A) a waiver of any closing conditions by lenders or their agent or (B) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment Letter as of the date hereof or to reassign titles to such parties who had executed the Debt Financing Commitment Letter as of the date hereof; provided, however, that Purchaser shall have the right to substitute other financing for all or any portion of the Debt Financing from the same and/or alternative Debt Financing Source as set forth (and subject to the requirements) below, without the Company’s prior written consent. Upon any such amendment, modification or substitution (including with any Replacement Financing), the term “Debt Financing Commitment Letter” and “Definitive Debt Financing Agreements” shall mean the Debt Financing Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, modified or replaced and shall include the related commitment letters, engagement letters, term sheets and other definitive agreements with respect to each Replacement Financing and the term “Debt Financing” shall be deemed to include such Replacement Financing. The Purchaser shall promptly deliver to the Company copies of any such material amendment or other modification of the Debt Financing Commitment Letter.

(c) Notwithstanding anything in this Agreement to the contrary, the Purchaser shall have the right to enter into a Replacement Financing and/or substitute the proceeds of consummated equity offerings or debt offerings or other incurrences of debt for all or any portion of the Debt Financing contemplated by the Debt Financing Commitment Letter and may reduce commitments under the Debt Financing Commitment Letter in connection therewith; provided, however, that (i) to the extent any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement and the End Date and (ii) the conditions to the use of such proceeds to pay the Merger Consideration when due shall be no more restrictive, taken as a whole, than the Financing Conditions.

(d) If all or any portion of the Debt Financing necessary to pay the Merger Consideration becomes unavailable, then Purchaser shall promptly notify the Company of such unavailability and the reasons therefor and use its reasonable best efforts to (i) arrange to obtain, as promptly as practicable, from the same and/or alternative Debt Financing Source, alternative financing in an amount sufficient to pay the Merger Consideration when due containing conditions to closing and funding that (A) are not more onerous, taken as a whole, than the Financing Conditions and (B) would not reasonably be expected to delay or prevent the Closing and (ii) obtain, and when obtained, promptly deliver to the Company copies of the new financing commitment letter that provides for such alternative financing. In the event any alternative financing is obtained in accordance with this Section 6.12(d) (“Alternative Financing”), references in this Agreement to the Debt Financing shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Debt Financing Commitment Letter and the Definitive Debt Financing Agreements shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Purchaser pursuant to this Section 6.12 shall be applicable thereto to the same extent as Purchaser’s obligations with respect to the Debt Financing.

(e) Subject to the remaining provisions of this Section 6.12 and the Debt Financing Sources or other prospective lenders being subject to obligations of confidentiality on customary terms, prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, provide, and the Company and its Subsidiaries shall use their respective reasonable best efforts to cause their respective Representatives to provide, to the Purchaser and its Affiliates all cooperation that may be reasonably requested by the Purchaser (including reasonable requests of banks, initial purchasers, underwriters or other Debt Financing Sources or their counsel) to assist the Purchaser and its Affiliates in the arrangement and consummation of the Debt Financing (including (i) providing the Required Information, (ii) assisting with preparation and execution of any definitive guarantee and collateral documents (including schedules thereto) reasonably necessary to permit the consummation of the Debt Financing and otherwise reasonably facilitating the provision of collateral to the extent required by the terms of the Debt Financing, (iii) cooperating reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonable, in connection with the Debt Financing, (iv) participating (and causing senior management to participate) in due diligence sessions, (v) causing the Company’s auditors to deliver customary consents and comfort letters (including “negative assurance” comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by the Purchaser as necessary or customary for financings similar to the Debt Financing and to attend accounting due diligence sessions and (vi) at least five (5) business days prior to the Closing Date, providing all documentation and other information about the Company that is reasonably requested by the Debt Financing Sources and is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, to the extent requested by the Purchaser in writing at least seven (7) business days prior to the Closing Date.

(f) For the avoidance of doubt, the Company shall not be required to provide, or to cause its Subsidiaries or its or their respective Representatives to provide, cooperation under this Section 6.12 that unreasonably interferes with the ongoing business of the Company or any of its Subsidiaries. Nothing in this Section 6.12 shall require the Company or its Subsidiaries to (i) bear any out-of-pocket cost or expense for which it has not received prior reimbursement pursuant to Section 6.12(g) or pay any fee in connection with the Debt Financing, (ii) incur any liability in connection with the Debt Financing prior to the Effective Time, (iii) enter into any agreement relating to the Debt Financing that would be effective prior to the Effective Time, or (iv) take any action that would (A) cause any natural person serving as a director, manager, partner, officer, employee or agent of the Company or any of its Subsidiaries to incur any personal liability or (B) require the Company or any of its Subsidiaries to provide access to, or disclose, information that reasonably would be expected to result in the waiver of any attorney-client, work product or other applicable privilege or protection.

(g) The Purchaser shall, promptly upon written request by the Company, (i) reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and its Subsidiaries and its and their respective Representatives in connection with their respective obligations under this Section 6.12 and (ii) indemnify, defend and hold harmless the Company and its Subsidiaries and their respective Representatives to the fullest extent permitted by applicable Law from and against any and all liability suffered, sustained or incurred by, or asserted against, any of them, directly or indirectly relating to, or arising out of, this Section 6.12, the arrangement of the Debt Financing or providing any of the information utilized in connection therewith, whether in respect of direct claims, third-party claims or otherwise, other than to the extent any of the foregoing arises from (A) the willful breach of the obligations of the Company, its Subsidiaries and their respective Representatives under this Section 6.12 or any fraud, intentional misrepresentation, willful misconduct, bad faith or gross negligence of the Company, its Subsidiaries or their respective Representatives or (B) material misstatements or omissions in information provided by the Company, its Subsidiaries or their respective Representatives in connection with the Debt Financing. The foregoing obligations in this Section 6.12 shall survive the Closing or, if earlier, the termination of this Agreement.

6.13. Takeover Statutes. Each Party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each Party and its respective board of directors will grant such approvals and take such actions within its control as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement. The Company and its Subsidiaries shall not take any action to exempt any person from, or make any acquisition of securities or Common Stock of the Company by any person not subject to, any Takeover Statute or similar Law that applies to the Company except for the Purchaser, Merger Sub or any of their respective Affiliates, or the transactions contemplated by this Agreement.

6.14. No Solicitation. The Company shall, and shall cause its Subsidiaries and each of their Representatives to immediately cease any existing discussion or negotiation with any Persons (other than the Purchaser) conducted prior to the date hereof with respect to any proposed, potential or contemplated acquisition of all or any portion of the Common Stock, the assets of the Company or any of its Subsidiaries (other than in the Ordinary Course) or the Company or any of its Subsidiaries. The Company shall refrain, and shall cause its Subsidiaries and each Representative to refrain from taking, directly or indirectly, any action (a) to solicit or initiate the submission of any proposal or indication of interest from any Person (other than Purchaser) relating to an acquisition of the Common Stock, the assets of the Company or any of its Subsidiaries (other than in the Ordinary Course) or the Company or any of its Subsidiaries or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving the Company or any of its Subsidiaries (a “Strategic Transaction”), (b) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, a Strategic Transaction with any Person (other than Purchaser) or (c) to authorize, engage in, or enter into any agreement or understanding (other than with Purchaser) with respect to a Strategic Transaction. The Company agrees that it will promptly (and, in any event, within 48 hours) notify Purchaser if any proposals or offers with respect to an Strategic Transaction are received by, any information with respect to an Strategic Transaction is requested from, or any discussions or negotiations with respect to an Strategic Transaction are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed Contracts) and thereafter will keep Purchaser promptly informed of the status of any such discussions or negotiations.

6.15. Information Statement; Controlling Stockholder Notice. On the date hereof or as soon thereafter as practicable (but in any event prior to the Closing), the Company shall distribute and/or mail or cause to be distributed or mailed (including by electronic transmission as permitted) to each Stockholder (other than those Stockholders who executed the Written Action) in accordance with Sections 228(e) and 262 of the DGCL an information statement, which (i) describes the principal terms of this Agreement, (ii) notifies such Stockholders of the occurrence of (A) the approval of the Merger and the adoption of this Agreement by the Board, and (B) receipt of the Required Company Stockholder Approval with respect to the adoption of this Agreement and approval of the Merger and consummation of the Merger and the other transactions contemplated hereby in accordance with Section 228(e) of the DGCL, (iii) provides a copy of Section 262 of the DGCL and a description regarding the procedures relating to appraisal rights and dissenters’ rights and exercise thereof under the DGCL to the extent such appraisal rights and dissenters’ rights are exercisable under the DGCL, (iv) includes the Controlling Stockholder Notice in accordance with the Stockholder Agreement and a form of waiver of any rights of the Non-Controlling Stockholders as Dissenting Stockholders under the DGCL, and (v) contains such other information as the Company deems appropriate (together with any amendments or supplements thereto, the “Information Statement”). The Company shall cause the content and distribution of the Information Statement to comply with applicable Law, and cause the Information Statement to be accurate and complete and not contain any untrue statement of a material fact, or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances in which they are made, not misleading; provided, however, that the Company has no such responsibility or liability with respect to information or comments provided by the Purchaser for inclusion in the Information Statement. The Purchaser shall in no way be responsible for any of the content of the Information Statement, except for information regarding the Purchaser or the Merger Sub supplied in writing by the Purchaser expressly for inclusion therein or any comments or information that the Purchaser requests in writing be included in such Information Statement. The Information Statement shall be reasonably acceptable to the Purchaser. Company shall provide Purchaser with copies of and a reasonable opportunity to review and comment on any other materials to be distributed to the Stockholders, in advance of distribution thereof, in connection with the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

7.1. Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following conditions, any of which, if not fulfilled, may, with respect to such Party only, be waived by that Party:

(a) HSR Act. All required filings under the HSR Act shall have been completed with respect to this Agreement and any other document related to the Merger, and the waiting period applicable to the consummation of the Merger under the HSR Act will have expired or terminated.

(b) Competition Act Approval. The Competition Act Approval shall have been obtained.

(c) Canada Transportation Act Clearance. The Canada Transportation Act Clearance shall have been obtained.

(d) Injunction. There shall be no Law enacted, adopted, promulgated or enforced, or any ruling, judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction in effect that makes consummation of the Merger illegal or otherwise prohibited on substantially the terms contemplated by this Agreement; provided, however, that the Parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, any such Law, ruling, judgment, injunction, order or decree.

7.2. Conditions to Obligations of the Purchaser and Merger Sub. The obligations of the Purchaser and Merger Sub to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived by the Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article IV of this Agreement that are qualified as to materiality, Material Adverse Effect or words of similar import shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct in all material respects or true and correct in all respects, as the case may be, as of such specified date, and in all cases, except (i) where the failure of such representations and warranties to be true and correct would not reasonably be expected to result in a Material Adverse Effect and (ii) for changes after the date of this Agreement that are contemplated or expressly permitted by this Agreement.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it hereunder prior to the Closing.

(c) Closing Certificate. The Company shall have delivered, or caused to be delivered, to the Purchaser a certificate executed by the chief executive officer or chief financial officer of the Company as to compliance with the conditions set forth in Section 7.2(a) and Section 7.2(b) of this Agreement.

(d) Closing Date Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser on or prior to the second Business Day prior to the Closing Date a payoff letter from each lender or holder (or the agent therefor) of any Closing Date Indebtedness (other than the Company’s capital leases) evidencing the aggregate amount of such indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment and/or redemption of such indebtedness on the Closing Date), including (i) a customary statement that (A) if such aggregate amount is paid to such lender or holder (or the agent therefor) on the Closing Date, such indebtedness shall be repaid and/or redeemed in full and (B) all Liens securing such Closing Date Indebtedness (if any) may thereafter be automatically released and terminated, (ii) authorizations to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens, and (iii) a customary statement that, upon the receipt of payment of the such amount, all tangible collateral (including, without limitation, all equity certificates and related transfers or assignments in blank) securing the obligations under such indebtedness in possession of each lender or holder (or the agent therefor) with respect thereto shall be promptly delivered to the Company or its designee (collectively, the “Payoff Letters”). For avoidance of doubt, the Company’s capital leases shall not be terminated on the Closing Date.

(e) Transaction Expenses. The Company shall have delivered to the Purchaser on or prior to the second Business Day prior to the Closing Date a certificate of the Chief Financial Officer of the Company (the “Expense Certificate”) certifying as to the total amount of all Transaction Expenses incurred on or prior to the Effective Time (which Expense Certificate shall include certifications (i) that each Person to whom the Company could be obligated to pay any Transaction Expenses was notified at least three (3) Business Days prior to the Closing Date that all invoices for Transaction Expenses must be delivered to the Company prior to the Closing Date, and (ii) as to each Person to whom Transaction Expenses are owed at the Effective Time and the amount thereof), along with wire transfer or other instructions for payment of the Transaction Expenses.

(f) Closing Acknowledgement. The Company shall have delivered, or caused to be delivered, to the Purchaser the (i) the Section 338(h)(10) Election Forms and (ii) a release of the Company and its Subsidiaries, in each case, duly completed and executed by all of the Stockholders and reasonably acceptable to the Purchaser.

(g) Ancillary Documents. The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 8.2 hereof.

7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser and Merger Sub contained in Article V of this Agreement that are qualified as to materiality or words of similar import shall be true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the Closing Date as if made on and as of the Closing Date, except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct in all material respects or true and correct in all respects, as the case may be, as of such specified date, and in all cases, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to result in a material adverse effect on the Purchaser’s and Merger Sub’s ability to consummate the transactions contemplated hereby.

(b) Performance of Obligations by the Purchaser and Merger Sub. The Purchaser and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them hereunder prior to the Closing.

(c) Closing Certificate. The Purchaser shall have delivered, or caused to be delivered, to the Company a certificate by the chief executive officer or chief financial officer of the Purchaser and Merger Sub as to compliance with the conditions set forth in Section 7.3(a) and Section 7.3(b) of this Agreement.

(d) Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 8.3 hereof.

(e) Payments. All payments required to be made by the Purchaser on or prior to the Closing Date hereunder shall have been delivered by the Purchaser pursuant to the terms of this Agreement.

7.4. Frustration of Closing Conditions. None of the Company, Merger Sub or the Purchaser may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VIII

CLOSING

8.1. Closing. Unless this Agreement shall have been terminated in accordance with Section 9.1, the Closing shall occur on the third (3rd) Business Day after all of the conditions set forth in Article VII (other than conditions which by their terms are required to be satisfied or waived at Closing) shall have been satisfied or waived by the Party entitled to the benefit of the same, or at such other time and on a date as agreed to by the Parties (such date, the “Closing Date”). Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than conditions which by their terms are required to be satisfied or waived at Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day prior to or during the Marketing Period as may be specified by the Purchaser on no less than two Business Days’ prior notice to the Company and (ii) the Business Day following the final day of the Marketing Period, or, if later, the day the Closing would otherwise be required to occur pursuant to this Section 8.1 if this sentence did not apply. The Closing shall take place at the offices of Dorsey & Whitney LLP located at 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota 55402 or at such other place as the Parties may agree.

8.2. Company Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:

(a) the certificate required by Section 7.2(c) hereof;

(b) the Payoff Letters;

(c) the Expense Certificate;

(d) the Certificate of Merger, duly executed by the Company;

(e) the Escrow Agreement, duly executed by the Stockholder Representative;

(f) the Paying Agent Agreement, duly executed by the Stockholder Representative;

(g) the Restrictive Covenants Agreements, duly executed by the Applicable Stockholders;

(h) waivers of all appraisal rights under 262 of the DGCL in form reasonably satisfactory to the Purchaser, duly executed by all Non-Controlling Stockholders;

(i) a certificate or certificates in compliance with Treasury Regulations Section 1.1445-2 and in form and substance reasonably satisfactory to the Purchaser; and

(j) an Assignment Agreement and other documents, consents and instruments of conveyance, duly executed by the parties thereto, transferring all the interests of Gardiner B. Van Ness, IV in AMP Limited Partnership to the designee of the Purchaser in compliance with the requirements for permitted transfers set forth in Article 6 of the Limited Partnership Agreement dated effective as of August 1, 2014 of AMP Limited Partnership.

8.3. Purchaser Closing Deliveries. At the Closing, the Purchaser and Merger Sub shall deliver, or cause to be delivered, to the Company, the Escrow Agent or the Stockholder Representative, as applicable, the following:

(a) the amount of the Estimated Merger Consideration determined in accordance with Section 3.3 to the Paying Agent as required by Section 3.3;

(b) the payments to be paid at Closing pursuant to Section 3.4 and Section 3.5 paid and delivered in accordance with Section 3.4 and Section 3.5, respectively;

(c) the certificate required by Section 7.3(c) hereof;

(d) the Escrow Agreement, duly executed by the Purchaser; and

(e) the Paying Agent Agreement, duly executed by the Purchaser and the Paying Agent.

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

(a) in writing by mutual consent of the Company and the Purchaser;

(b) by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred before April 30, 2018 (the “End Date”); provided, however, that such date may be extended by any Party (by written notice) for an additional period ending no later than July 30, 2018 in the event that all conditions to Closing other than those set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(c) have been or are reasonably capable of being satisfied at the time of such extension (other than conditions that by their nature are to be satisfied by actions taken at the Closing); provided, further, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose breach of any provision of this Agreement has caused or resulted in the failure of the Merger to occur on or before the End Date;

(c) by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, if the consummation of the Merger is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction;

(d) by written notice from the Company to the Purchaser, in the event the Purchaser or Merger Sub (i) fails to perform in any material respect any of their agreements or covenants contained herein required to be performed by them at or prior to the Closing or (ii) breaches any of their representations and warranties contained herein, which failure or breach would result in the failure of either of the closing conditions specified in Section 7.3(a) or Section 7.3(b), and which failure or breach, if capable of being cured, is not cured by the earlier of the End Date or within thirty (30) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(d); or

(e) by written notice from the Purchaser to the Company, in the event the Company (i) fails to perform in any material respect any of its agreements or covenants contained herein required to be performed by it at or prior to the Closing or (ii) breaches any of its representations and warranties contained herein, which failure or breach would result in the failure of either of the closing conditions specified in Section 7.2(a) or Section 7.2(b), and which failure or breach, if capable of being cured, is not cured by the earlier of the End Date or within thirty (30) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 9.1(e).

9.2. Procedures and Effect of Termination. Any Party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other Party or Parties, as the case may be, specifying the subsection of Section 9.1 pursuant to which the termination is being made and the facts constituting the basis for such termination. If the transactions contemplated by this Agreement are terminated as provided herein, (a) the Purchaser and Merger Sub shall return all documents and other material received from the Company or its Subsidiaries or any of their respective Representatives relating to the transactions contemplated hereby, whether obtained before or after the execution hereof and (b) all Confidential Information received by the Purchaser and Merger Sub with respect to the business of the Company and its Subsidiaries shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement. In the event of termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no obligation or liability on the part of any Party or its partners, officers, directors or stockholders, except for (i) obligations under Article I (Definitions; Construction), Section 6.2(b)) (Confidentiality), Section 6.4 (Public Announcements), Article X (Miscellaneous Provisions) and this Section 9.2, all of which shall survive the termination of this Agreement and (ii) liability of the Company, the Purchaser or Merger Sub, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination. For avoidance of doubt, the Parties agree that if the Purchaser does not close the transactions contemplated hereby in circumstances in which the closing conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived, such election shall be deemed to be a willful breach of this Agreement and that the Company shall retain all other rights and remedies against the Purchaser relating to a willful breach by the Purchaser, including specific performance of this Agreement pursuant to Section 10.17 and recovery of monetary damages. In determining losses or damages recoverable upon termination by a Party for another Party’s breach, the Parties acknowledge and agree that such losses and damages shall not be limited to reimbursement of expenses or out-of-pocket costs and shall include the benefit of the bargain lost by such Party or, in the case of the Company, the Stockholders (taking into consideration relevant matters, including other opportunities and the time value of money), which shall be deemed to be damages payable to such Party.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1. No Survival. The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to Article IX, except the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The Parties acknowledge and agree that from and after the Closing they shall not be permitted to make, and no Party shall have any liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another Party on or prior to the Closing. In furtherance of the foregoing, from and after the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to the Company, any Subsidiary or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise (except, in each case, for fraud).

10.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by e-mail or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective Parties as follows:

To the Purchaser, Merger Sub or, after Closing, to the Surviving Corporation:

Aramark

1101 Market Street, 30th Floor

Philadelphia, PA 19107

Attn:     Mr. Steve Reynolds

Phone:  (215) 238-3000

E-Mail: Reynolds-Steve@aramark.com

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attn:     Mr. Richard B. Aldridge

Phone:  (215) 963-4829

Email:  richard.aldridge@morganlewis.com

To the Company:

AmeriPride Services Inc.

10801 Wayzata Boulevard

Minnetonka, MN 55305

Attn:     Ms. Theresa Schulz

Phone:  (952) 738-4260

E-Mail: theresa.schulz@ameripride.com

with a copy to:

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Attn:     Mr. Jay L. Swanson

             Mr. John Marsalek

Phone:  (612) 340-2600

E-Mail: swanson.jay@dorsey.com

             marsalek.john@dorsey.com

To the Stockholder Representative:

Mr. Bruce M. Steiner

144 Edgewood Avenue South

Wayzata, MN 55391

Phone:   (612) 801-0033

E-Mail:  brucesteiner@me.com

with a copy to:

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, MN 55402

Attn:     Mr. Jay L. Swanson

             Mr. John Marsalek

Phone:  (612) 340-2600

E-Mail: swanson.jay@dorsey.com

             marsalek.john@dorsey.com

or to such other representative or at such other address as such Person may furnish to the other Parties in writing.

10.3. Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

10.4. Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules.

10.5. Submission to Jurisdiction.

(a) Each Party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction in the State of Delaware. Each Party:

(i) expressly and irrevocably consents and submits to the jurisdiction of such courts in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii) consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.2 is reasonably calculated to give actual notice;

(iii) agrees that such courts shall be deemed to be a convenient forum;

(iv) waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in such courts, any claim that such Party is not subject personally to the jurisdiction of such courts, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such courts; and

(v) agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 10.5 by such courts, and, in connection therewith, hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

(b) In the event of any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement, the prevailing Party shall be entitled to payment by the non-prevailing Party of all costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing Party, including any costs and expenses incurred in connection with any challenge to the jurisdiction or the convenience or propriety of venue of proceedings before the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction in the State of Delaware.

(c) Notwithstanding anything herein to the contrary, each Party further agrees that (i) New York State or United States federal courts sitting in the borough of

Manhattan, City of New York shall have exclusive jurisdiction over any claims, suits, actions or proceedings (whether at law or at equity and whether brought by any Party or any other person) brought against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in connection with the Debt Financing or this Agreement, (ii) that no Party will bring or permit any of their Affiliates to bring, any such claim, suit or proceeding in any other court, in each case, except to the extent otherwise contemplated by any contract between such Debt Financing Source and the Purchaser or any of its Affiliates and (iii) except as expressly set forth in any agreement related to the Debt Financing to which a Debt Financing Source is a party, all claims, suits or proceedings involving the Debt Financing arising out of or relating to the Debt Financing or any agreement related thereto or the performance of the foregoing by the Debt Financing Sources shall be governed by the Laws of the State of New York, without giving effect to the conflicts of laws rules or principles thereof to the extent such rules or principles would require or permit the application of Laws of a jurisdiction other than the State of New York. In furtherance of the foregoing, each Party (I) submits to the exclusive jurisdiction of any New York State or United States federal courts sitting in the borough of Manhattan, City of New York in any claim, suit, action or proceeding brought against any lender, arranger or other provider of Debt Financing and their respective Affiliates and Representatives or other Debt Financing Source in connection with the Debt Financing or this Agreement, agrees that all claims in respect of such action, suit or proceeding may be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating thereto in any other court and (II) waives any defense of inconvenient forum to the maintenance of any action, suit or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.6. Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS REFERENCED HEREIN, THE SUBJECT MATTER OF SUCH AGREEMENTS, THE DEBT FINANCING OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. THE PURCHASER AND MERGER SUB ACKNOWLEDGE THAT THEY HAVE BEEN INFORMED BY THE COMPANY THAT THIS SECTION 10.6 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE COMPANY IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTION DOCUMENTS REFERENCED HEREIN. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.6 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

10.7. Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

10.8. Counterparts. This Agreement may be executed by delivery of electronic signatures and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

10.9. Parties in Interest. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof, other than the provisions of (a) Section 6.6 (which are intended for the benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons); (b) Article II, from and after the Effective Time, which are intended for the benefit of the Stockholders immediately prior to the Effective Time (and their successors, heirs and representatives) and may be enforced by such Stockholders; (c) Section 9.2, which are intended for the benefit of the Parties and Stockholders (and their successors, heirs and representatives) and may be enforced by the Parties and such Stockholders; (d) Section 10.16, which are intended for the benefit of Prior Company Counsel, and may be enforced by such Prior Company Counsel; and (e) Section 10.18, which are intended for the benefit of the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), and may be enforced by such Persons. Notwithstanding anything herein to the contrary, each Debt Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon this Section 10.9 and Sections 10.5(c), 10.6, 10.10 and 10.18(b) and may enforce such provisions.

10.10. Amendment, Modification and Waiver. For the period commencing on the date hereof and ending on the Closing Date, this Agreement, including any Exhibit, may be amended, modified or supplemented at any time only by written agreement signed by the Parties, any failure of the Company to comply with any term or provision of this Agreement may be waived by the Purchaser, and any failure of the Purchaser or Merger Sub to comply with any term or provision of this Agreement may be waived by the Company, at any time by an instrument in writing signed by or on behalf of such other Party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply. From and after the Closing Date, this Agreement, including any Exhibit, may be amended, modified or supplemented at any time only by written agreement signed by the Purchaser, the Surviving Corporation and the Stockholder Representative (on behalf of the Stockholders), and any failure of the Purchaser or the Surviving Corporation to comply with any term or provision of this Agreement may be waived by the Stockholder Representative (on behalf of the Stockholders). Further, neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Notwithstanding anything herein to the contrary, this Section 10.10 and Sections 10.5(c), 10.6, 10.9 and 10.18(b) may not be amended, modified or supplemented in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

10.11. Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for the Confidentiality Agreement) and constitute the entire agreement among the Parties with respect thereto.

10.12. Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, in each case to the extent necessary to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

10.13. Time is of the Essence. Time is of the essence with respect to the transactions contemplated by this Agreement.

10.14. Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) each of the Purchaser and Merger Sub shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel and (b) the fees, costs and expenses of the Company incurred in connection herewith and the transactions contemplated hereby shall be paid for pursuant to Section 3.5 of this Agreement if the Closing occurs (to the extent then unpaid) and by the Company if the Closing does not occur; provided, however, that, in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Stockholder Representative for all costs and expenses incurred by the Stockholder Representative in connection with the transactions contemplated hereby, and (ii) the Purchaser and Merger Sub shall pay all fees and expenses in connection with any financing arrangements and other activities taken at their direction. Notwithstanding the foregoing, the fees and expenses (other than the Company’s attorneys’ fees) related to any filing made pursuant to the HSR Act or the Competition Act and the fees and expenses of the Escrow Agent and the Paying Agent shall be paid entirely by the Purchaser.

10.15. Stockholder Representative.

(a) By the execution and delivery of a Letter of Transmittal, including counterparts thereof, each of the Stockholders will irrevocably constitute and appoint Bruce M. Steiner as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of such Stockholder with full powers of substitution to act in the name, place and stead of such Stockholder with respect to the performance on behalf of such Stockholder under the terms and provisions hereof and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in connection with any transaction contemplated hereunder, including the power to: (i) act for such Stockholder with respect to the Adjustment Escrow Amount; (ii) amend, modify or waive any provision of this Agreement, the Paying Agent Agreement or the Escrow Agreement in any manner; (iii) employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in the sole discretion thereof, deems necessary or advisable in the performance of the duties of the Stockholder Representative; (iv) act for such Stockholder with respect to all Merger Consideration matters and all Merger Consideration adjustment matters referred to herein; (v) incur any expenses, liquidate and withhold assets received on behalf of such Stockholder prior to their distribution to such Stockholder to the extent of any amount that the Stockholder Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing bank account established for such purpose, with all such expenses reimbursed to the Stockholder Representative out of amounts received out of the Adjustment Escrow Fund, or if no amounts are received, by reimbursement from the Stockholders in accordance with their Pro Rata Percentage; (vi) receive all notices, communications and deliveries hereunder on behalf of such Stockholder; (vii) do or refrain from doing any further act or deed on behalf of such Stockholder that the Stockholder Representative deems necessary or appropriate, in the sole discretion of the Stockholder Representative, relating to the subject matter hereof as fully and completely as such Stockholder could do if personally present and acting and as though any reference to such Stockholder herein was a reference to the Stockholder Representative; or (viii) direct, authorize or permit the Paying Agent to take any of the foregoing actions; provided, however, that the Stockholder Representative shall have no obligation to act, except as expressly provided herein.

(b) The appointment of the Stockholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholder Representative as the act of each Stockholder in all matters referred to herein.

(c) In the event the Stockholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Stockholder Representative shall be the Person appointed by the Stockholders holding a majority of the Pro Rata Percentages held by all Stockholders.

(d) The Stockholder Representative Reserve shall be used by the Stockholder Representative to satisfy the obligations of the Stockholder Representative set forth herein and to otherwise permit the Stockholder Representative to perform its obligations set forth herein. As soon as practicable after the date on which the final obligation of the Stockholder Representative under this Agreement has been discharged, the Stockholder Representative shall pay to the Paying Agent, which shall be directed to pay the Stockholders in accordance with Section 2.5(a) (or the Stockholder Representative may deliver such amounts directly to the Stockholders if the Paying Agent is no longer engaged or if the Stockholder Representative otherwise so determines) any amounts remaining in the Stockholder Representative Reserve.

(e) In furtherance of its role, the Stockholder Representative shall be entitled to incur such reasonable costs and expenses as the Stockholder Representative may deem appropriate under the circumstances, which expenses may include hiring attorneys, accountants, appraisers and other professional advisors. Such expenses shall be reimbursed from the Stockholder Representative Reserve from time to time upon demand by the Stockholder Representative.

(f) Nothing in this Agreement, the Escrow Agreement or the Paying Agent Agreement is intended, and nothing in this Agreement, the Escrow Agreement or the Paying Agent Agreement shall be interpreted as, imposing upon the Stockholder Representative, solely in its capacity as the agent and attorney-in fact for the Stockholders, any personal liability, personal economic obligation or personal guarantee in favor of any Party to this Agreement or any third party. The Stockholder Representative shall have no liability to the Purchaser, the Company or the Stockholders with respect to actions taken or omitted to be taken in its capacity as the Stockholder Representative.

10.16. Concerning the Company’s Counsel; Attorney Client Privilege.

(a) The Purchaser, Merger Sub, the Stockholder Representative (on behalf of the Stockholders), the Company and their respective Affiliates acknowledge and agree that Dorsey & Whitney LLP (“Prior Company Counsel”) have acted as counsel for the Company and certain of its Affiliates for a number of years and that, in the event of any post-Closing disputes between the Parties, the Stockholders reasonably anticipate that Prior Company Counsel may represent all or certain of them in such matters. Accordingly, the Purchaser, Merger Sub, the Stockholder Representative (on behalf of the Stockholders), the Company and their respective Affiliates expressly consent to Prior Company Counsel’s representation of one or more of the Stockholders (or the Stockholder Representative) in any post-Closing matter in which the interests of the Purchaser, Merger Sub and the Company on the one hand, and the Stockholders (or the Stockholder Representative) on the other hand, are adverse, whether or not such matter is one in which Prior Company Counsel may have previously advised the Company or its Affiliates and consent to the disclosure by Prior Company Counsel to the Stockholders (or the Stockholder Representative) or any of their Affiliates, directors, members, partners, officers or employees of any information learned by Prior Company Counsel in the course of its representation of the Company or its Affiliates, whether or not such information is subject to attorney client privilege or Prior Company Counsel’s duty of confidentiality. In connection with the foregoing, the Purchaser hereby irrevocably waives and agrees not to assert, and agrees to cause the Company and its Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with Prior Company Counsel’s representation of any Stockholder or the Stockholder Representative prior to and after the Closing to the extent that such representation is in connection with the transactions contemplated under this Agreement.

(b) The Purchaser further agrees, on behalf of itself and, after the Closing, on behalf of the Company and its Subsidiaries, that:

(i) Deal Communications shall be deemed to be retained and owned collectively by the Stockholders, shall be controlled by the Stockholder Representative on behalf of the Stockholders and shall not pass to or be claimed by the Purchaser, the Company or any of its Subsidiaries;

(ii) if any such Deal Communications are attorney-client privileged, then such Deal Communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Stockholder Representative and the Stockholders, shall be controlled by the Stockholder Representative on behalf of the Stockholders and shall not pass to or be claimed by the Purchaser, the Company or any of its Subsidiaries; and

(iii) it will not, and that it will cause the Company and Subsidiaries not to, (A) access or use attorney client privileged Deal Communications, including without limitation by way of review of any electronic data, communications or other information, by seeking the same in discovery or by seeking to have the Stockholder Representative or any Stockholder waive the attorney-client or other privilege, or by otherwise asserting that the Purchaser, the Company or any of its Subsidiaries has the right to waive the attorney-client or other privilege or (B) seek to obtain such Deal Communications from Prior Company Counsel.

(c) The Parties understand and agree that nothing in this Agreement, including the foregoing provision regarding the ownership and assertion of privilege shall be deemed to be a waiver of any applicable attorney-client privilege. The Parties further understand and agree that the Parties have each undertaken reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, the Parties further understand and agree that the consummation of the transaction contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential or subject to a claim of privilege. The Parties further understand and agree that any disclosure of information that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege. The Parties agree to use reasonable best efforts to return promptly any inadvertently disclosed information to the appropriate Party upon becoming aware of its existence. This Section 10.16 shall be irrevocable, and no term of this Section 10.16 may be amended, waived or modified, without the prior written consent of the Stockholder Representative and its Affiliates and Prior Company Counsel to the extent that they are affected thereby.

10.17. Specific Performance.

(a) Without limitation of all of the cumulative rights and remedies that a Party may have under this Agreement or to which it is entitled at law or in equity, including the ability to seek recovery for damages, during the period from the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to Article IX, the remedies of each Party in the event of a breach by another Party shall include (A) termination of this Agreement in accordance with Article IX and (B) specific performance in accordance with this Section 10.17. The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including a Party failing to take actions as are required of it under the Agreement to consummate the transaction contemplated by this Agreement. Accordingly, it is agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement.

(b) The right of specific enforcement is an integral part of the transactions contemplated hereby, and each Party hereby agrees not to raise any objections to the availability of an injunction, the equitable remedy of specific performance or other equitable remedy to prevent or restrain breaches of this Agreement by such Party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.17. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.17. To the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

10.18. Non-Recourse.

(a) This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Purchaser under this Agreement or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

(b) Notwithstanding anything herein to the contrary, the Company (on behalf of itself and its Subsidiaries and its and their respective directors, officers and employees (in each case, in their respective capacities as such and prior to the Closing of the Merger)) hereby waives any rights or claims against any Debt Financing Source (in their capacity as such) in connection with this Agreement or the Debt Financing, whether at law or equity, in contract, in tort or otherwise. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source (other than in their capacity as agent, lender, swingline lender, issuing bank, underwriter, purchaser or other similar role under the definitive documentation actually entered into in connection with the Debt Financing with respect to which capacity this Section 10.18(b) shall not apply upon the execution of such definitive documentation) shall have any liability for any claims, losses, settlements, liabilities, damages, costs, expenses, fines or penalties to the Company or any of its Subsidiaries, officers, directors and employees (in each case, with respect to such Subsidiaries, officers, directors and employees prior to the Closing of the Merger) in connection with this Agreement or the Debt Financing or the transactions contemplated thereby.

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[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

COMPANY:

AMERIPRIDE SERVICES INC.

By:	/s/ William B. Evans
Name: William B. Evans
Title: President and Chief Executive Officer

PURCHASER:

ARAMARK

By:	/s/ Stephen P. Bramlage, Jr.
Name: Stephen P. Bramlage, Jr.
Title: Executive Vice President and
Chief Financial Officer

MERGER SUB:

TIMBERWOLF ACQUISITION CORPORATION

By:	/s/ James J. Tarangelo
Name: James J. Tarangelo
Title: Treasurer

STOCKHOLDER REPRESENTATIVE:

/s/ Bruce M. Steiner
Bruce M. Steiner, as Stockholder
Representative

[Signature Page to Agreement and Plan of Merger]